As filed with the Securities and Exchange Commission on May 20, 1999.
                                                 Registration No. 333-__________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                HI-Q WASON, INC.
                             ------------------------
                            (Exact Name of registrant
                            as specified in charter)


   British Virgin Islands                  5149                Not Applicable
   ----------------------                  ----                --------------
      (State or other               (Primary Standard         (I.R.S. Employer
 jurisdiction of incorporation   Industrial Classification     Identification
     or organization)                 Code Number)                Number)

                      4th Floor, 52 Lane 232, Hu Lin Street
                                Hsin Yi District
                        Taipei, Taiwan, Republic of China
                               011 886(2)2990-8306
                --------------------------------------------------------
               (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Gary A. Agron
                           5445 DTC Parkway, Suite 520
                            Englewood, Colorado 80111
                                 (303) 770-7254
               --------------------------------------------------
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                        Copies of all communications to:

                              Gary A. Agron, Esq.
                          Law Office of Gary A. Agron
                          5445 DTC Parkway, Suite 520
                           Englewood, Colorado 80111
                                 (303) 770-7254
                              (303) 770-7257(fax)

     Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box:

             |_| [EXHIBIT INDEX LOCATED PAGE _____ OF THIS FILING]

===================================================================================================
                                    CALCULATION OF REGISTRATION FEE

    Title of Each Class        Amount          Proposed       Proposed Maximum         Amount
       of Securities           To Be           Maximum           Aggregate               of
     to be Registered        Registered       Price Per      Offering Price(1)    Registration Fee
                                                Share
===================================================================================================
Common Stock, no           1,265,000            $7.00         $8,855,000               $2,613
par value                   Shares(2)

Common Stock                 110,000            $8.40         $  924,000               $  272
underlying the                Shares
Representative's
Warrants (3)
---------------------------------------------------------------------------------------------------
Total...................................................................               $2,885
===================================================================================================

(1) Estimated solely for computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.

(2) Includes the overallotment option granted to the Representative of 210,000 shares.

(3) Pursuant to Rule 416 of the Securities Act of 1933, as amended, the number of shares of common stock issuable upon exercise of the Representative's Warrants is subject to adjustment in accordance with the anti-dilution provisions of such warrants.

     THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                                       Subject to completion dated        , 1999


                        1,100,000 Shares of Common Stock

                             HI-Q WASON, INC. [LOGO]

     We are one of Taiwan's largest providers of bottled water delivered directly to residences and businesses.

     We are offering 1,100,000 shares of common stock priced at $7.00 per share.

     We intend to apply for listing of our common stock on the Nasdaq SmallCap Market under the symbol "HIQW."

     See "Risk Factors" beginning on page _______ to read about factors you should consider before buying shares of our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                                                Per Share          Total
                                                ---------          -----

    Public offering price:                        $7.00         $7,700,000
    Underwriting discounts and commissions:       $ .70         $  770,000
    Proceeds to Hi-Q Wason, Inc.:                 $6.30         $6,930,000

         We have granted the underwriters an option for 45 days to purchase up to an additional 165,000 shares at the same price indicated above solely to cover overallotments.





                     The date of this prospectus is , 1999.

    [INSIDE FRONT COVER PAGE: PICTURE OF INTERIOR OF WATER BOTTLING FACILITY]

                 ENFORCEABILITY OF CIVIL LIABILITIES AND CERTAIN
                          FOREIGN ISSUER CONSIDERATIONS


     We are a British Virgin Islands holding company, and all of our assets are located in the Republic of China. In addition, all of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these non-residents or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. There is uncertainty as to whether courts of the Republic of China or the British Virgin Islands would enforce (i) judgments of United States courts obtained against us or these non-residents predicated on the civil liability provisions of the securities laws of the United States or any state thereof or
(ii) in original actions brought in the Republic of China or the British Virgin Islands, liabilities against the Company or these non-residents predicated upon the securities laws of the United States or any state thereof. We have designated the Law Office of Gary A. Agron, 5445 DTC Parkway, Suite 520, Englewood, Colorado 80111, as our agent for service of process in the United States with respect to this offering.

     There are no treaties between the Republic of China and the United States, nor between the British Virgin Islands and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of the Republic of China and the British Virgin Islands may accept a foreign judgment as evidence of a debt due. An action may be commenced in the Republic of China or the British Virgin Islands for recovery of this debt. However, a Chinese or British Virgin Islands court will only accept a foreign judgment as evidence of a debt due, if: (i) the judgment is for a liquidated amount in a civil matter;
(ii) the judgment is final and conclusive and has not been stayed or satisfied in full; (iii) the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Chinese or British Virgin Islands court is unlikely to accept a judgment of an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained by the person in whose favor the judgment is given); (iv) the judgment was not obtained by actual or constructive fraud or duress; (v) the foreign court has taken jurisdiction on grounds that are recognized by the private international law rules in the Republic of China as to conflict of laws in the Republic of China or common law rules as to conflict of laws in the British Virgin Islands; (vi) the proceedings in which the judgment was obtained were not contrary to natural justice (i.e., the concept of fair adjudication); (vii) the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of the Republic of China or the British Virgin Islands; (viii) the person against whom the judgment is given is subject to the jurisdiction of the Chinese or the British Virgin Islands courts; and (ix) the judgment is not on a claim for contribution in respect of damages awarded by a judgment that does not satisfy the foregoing. Enforcement of a foreign judgment in the Republic of China or the British Virgin Islands also may be limited or otherwise affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

     Under United States law, majority and controlling stockholders generally have certain "fiduciary" responsibilities to minority stockholders. Shareholder action must be taken in good faith and actions by controlling stockholders that are obviously unreasonable may be declared null and voice. While we believe there are no material differences between the protection afforded to minority stockholders of a company organized as an International Business Company under the law of the British Virgin Islands from those generally available to stockholders of corporations organized in the United States, there may be circumstances where the British Virgin Islands law protecting the interests of minority stockholders may not be as protective as the law protecting minority stockholders in United States jurisdictions. Under British Virgin Islands law, a shareholder of a company organized as an International Business Company under the laws of the British Virgin Islands may bring an action against a company, even if other stockholders do not wish to bring an action and even though no wrong has been done to the shareholder personally. This is a representative action (i.e., an action on the shareholder's own behalf and on behalf of other persons in his class, or similarly situated). Instances where such representative actions may be brought include: (i) to compel a company to act in a manner consistent with the Memorandum of Association and Articles of Association; (ii) to restrain directors from acting on resolutions, where notice of a stockholders' meeting failed adequately to inform stockholders of a resolution proposed at the meeting; (iii) to restrain a company, where it proposes to perform an act not authorized by the Memorandum of Association and the Articles of Association or to seek damages from director to compensate a company from the consequences of such an unauthorized act, or to recover property of a company disposed of pursuant to such unauthorized act; (iv) to restrain a company from acting upon a resolution that was not made in good faith and for the benefit of stockholders as a whole; (v) to redress where a resolution passed at a stockholders' meeting was not properly passed (e.g., it was not passed with the necessary majority); (vi) to restrain a company from performing an act which is contrary to law; and (vii) to restrain a company from taking any action in the name and for the benefit of a company. Such an action also may be brought against directors and promoters who have breached their fiduciary duties to the company, though acts amounting to a breach of a fiduciary duty can be ratified by a general meeting of stockholders, in the absence of fraud. Such actions against directors and promoters only may be taken, however, if such directors and promoters have power to influence the action taken by a general meeting by means of, for instance, their votes as stockholders, thereby preventing a company from suing them in the company's name. Although British Virgin Islands law does permit a shareholder of a British Virgin Islands company to sue its directors representatively or derivatively, the circumstances in which any such action may be brought as set forth above may result in the rights of stockholders of a British Virgin Islands company being more limited than those of stockholders in a United States company.

                              CURRENCY TRANSLATIONS

     Our published financial statements are presented in New Taiwan dollars, the lawful currency of the Republic of China. In this Prospectus, references to "U.S. dollars", "US$" or "$" are to U.S. currency and references to "New Taiwan dollars" or "NT" are to the Republic of China currency. Solely for the convenience of the reader, this prospectus contains translations of certain NT amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the NT amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of NT to U.S. dollars have been made at the exchange rate of NT33.17 to US$1.00, which represents the noon buying rate of the Federal Reserve Bank of New York on March 31, 1999. See "Exchange Rates" for historical information regarding the exchange rate.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus.

Our Business

     We are one of Taiwan's largest providers of bottled water delivered directly to residences and businesses and have a leading market share position in Taipei and Hsinchu, Taiwan. Our primary focus is on the bottling, marketing and delivery of high quality drinking water in five-gallon and three-gallon bottles to homes and offices, and the related sale or rental of water coolers.

Our Opportunity

     We believe that the alternative to tap water market represents an attractive industry opportunity due to the strong growth in demand for bottled water. According to the Taiwan Beverage Industry Union, per capita water consumption in Taiwan increased ten-fold between 1980 and 1997 from 1.2 gallons per capita to 12.1 gallons per capita and is expected to reach 18.2 gallons per capita by 2001. Moreover, sales of bottled water in Taiwan grew at an annual rate of 13.9% from 1986 to 1996 and is projected to grow at an annual rate of 16.5% between 1996 and 2001. Moreover, bottled water volume in Taiwan increased from 28.7 million gallons in 1980 to 242.8 million gallons in 1997 and is projected to reach 364 million gallons in 2001. We believe this growth will continue to be driven by concerns related to the quality of tap water, the trend toward consumer selection of healthy products and consumer taste preferences for bottled water.

     We deliver bottled water to an installed base of approximately 5,000 water coolers in our markets. We believe that direct delivery bottled water companies enjoy certain advantages over retailers of bottled water because:

     o Bottled water customers are reluctant to change from one company to another due to increased cost and inconvenience; and

     o Competition tends to be limited due to the capital costs associated with the purchase of water coolers, reusable water bottles, bottling equipment and delivery trucks.

     By virtue of our market share position in the Taiwanese bottled water market, we believe we have a number of competitive advantages over smaller operators, including more efficient distribution operations, the availability of purchasing synergies, superior customer service and better established infrastructure. We intend to use a portion of the proceeds of the offering to purchase a number of these smaller bottled water companies who do not have a sufficiently developed distribution system, management infrastructure or financial resources to compete with larger companies.

Our Strategy

     We expect to benefit from the growing demand for quality drinking water by increasing our installed base of water coolers, increasing the water and related products we offer through our delivery system, and consolidating a part of the highly fragmented bottled water industry in Taiwan. Specifically, we intend to continue to pursue the following business strategies:

     o Focus on the water cooler segment within the growing "alternative to tap water" market, which enjoys higher margins, less competition and greater operating leverage than either the retail bottled water or the water filter businesses;

     o Pursue strategic acquisitions by consolidating some of the more than 500 small water bottling companies in Taiwan and improving the operations of these companies;

     o Leverage our infrastructure by increasing route density and by using our route systems to offer products which are complementary to our bottled water, including cups, cooler sanitation services and related products; and

     o    Provide outstanding customer service by:

          o    reliably delivering bottled water on schedule;
          o    meeting customer shortages with the quick delivery of refills;
          o    providing  regular  maintenance  and sanitation of water coolers;
               and
          o    effectively addressing other customer needs.

Our History and Offices

     We were incorporated as an international business company of the British Virgin Islands in April 1999, at which time we acquired all of the common stock of Hi-Q Wason, Inc., a Taiwanese corporation, for 471,429 shares of our common stock. Hi-Q Wason was organized in November 1995 to provide bottled water delivered directly to residences and businesses and is now our operating subsidiary. Our corporate offices are located at 4th Floor, 52 Lane 232, Hu Lin Street, Hsin Yi District, Taipei, Taiwan, Republic of China, telephone number 011-886-2-2990-8306.

The Offering

Securities offered (1).................   1,100,000 shares of common stock.

Common Stock Outstanding
 Prior to Offering ....................   471,429 shares of common stock.

Common Stock to be Outstanding
 After Offering (2)....................   1,571,429 shares of common stock.

Use of Proceeds........................   Developing new bottling facilities,
                                          marketing expenses, acquisition of
                                          other bottling companies and working
                                          capital. See "Use of Proceeds."

Proposed Nasdaq SmallCap
 Market Symbol.........................   HIQW

Risk Factors...........................   Please read the Risk Factors section
                                          of this prospectus as investment in
                                          our common stock involves a high
                                          degree of risk and could result in a
                                          loss of your entire investment.

(1) If the overallotment option granted to the underwriters is exercised in full, 165,000 additional shares of common stock will be sold, with estimated net proceeds to be received of $1,004,850 after deducting commissions and expenses.

(2) Excludes 110,000 shares of common stock issuable upon exercise of purchase warrants to be issued to _______________________ , as the representative of the underwriters upon completion of the offering. See "Underwriting."

                          SUMMARY FINANCIAL INFORMATION

     We prepare our financial statements in accordance with generally accepted accounting principles in the United States, which we refer to as US GAAP. The following summary statement of operations data for the years ended December 31, 1998, 1997 and 1996 and the balance sheet data as of December 31, 1998 and 1997 were derived from our audited financial statements included elsewhere in this prospectus. The following summary statement of operations data for the period from November 20, 1995 (inception) to December 31, 1995 and the balance sheet data as of December 31, 1996 and 1995 was derived from our audited financial statements, not included in this prospectus. The following summary statement of operations data for the three months ended March 31, 1999 and 1998, and the selected balance sheet data as of March 31, 1999 was derived from our unaudited financial statements included elsewhere in this prospectus and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary to fairly state this information. The results of operations for these interim periods are not necessarily indicative of the results that may be expected for the full year. Since the information presented below is only a summary and does not provide all of the information contained in our financial statements, including the related notes, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements.

     Unless otherwise indicated, all information in this prospectus assumes no exercise of the overallotment option granted to the underwriters.


                               Three-months ended March 31,                            Years ended December 31,
                              -----------------------------         -----------------------------------------------------------
                                  1999                1998                 1998                1997         1996         1995(1)
                              -------------           ----          -----------------          ----         ----         ------

                              $(2)        NT           NT           $(2)           NT           NT           NT            NT
                              ----        --           --           ----           --           --           --            --
Statement of Operations
 Data:
Revenues                     231,420   7,676,197    5,053,631      912,971     30,283,239   19,784,732    9,187,588       170,640
Cost of revenues             (89,027) (2,953,039)  (2,186,780)    (339,870)   (11,273,488)  (8,330,002)  (4,451,269)     (798,891)
Selling, general and
 administrative expense     (106,055) (3,517,829)  (2,448,342)    (395,424)   (13,116,209) (10,088,498)  (5,581,969)     (657,751)
Operating income (loss)       36,338   1,205,329      418,509      177,677      5,893,542    1,366,232     (845,650)   (1,286,002)
Other income (expense),
 net                          (3,650)   (121,079)     (27,011)      (9,257)      (307,068)    (115,305)      10,815         1,192
Income tax expense            (8,172)   (271,063)     (97,874)     (42,534)    (1,410,847)    (305,250)         -0-           -0-
Net income (loss)             24,516     813,187      293,624      125,886      4,175,627      945,677     (834,835)   (1,284,810)
Basic earnings (loss)
 per common share               0.05        1.72         0.62         0.27           8.86         2.01        (1.77)        (2.73)
Weighted average common
 shares outstanding(3)       471,429     471,429      471,429      471,429        471,429      471,429      471,429       471,429


                                          March 31, 1999                                Years ended December 31,
                                         ----------------         --------------------------------------------------------------
                                                                           1998               1997          1996          1995(1)
                                                                  -----------------------     ----          ----          ------

                                          $(2)         NT           $(2)           NT          NT            NT             NT
                                          ----         --           ----           --          --            --             --
Balance sheet data:
Working capital                          127,233    4,220,346       45,442      1,507,324    6,207,750   (2,375,014)     1,083,459
Property and equipment,
 net                                     679,308   22,532,647      688,711     22,844,554   13,193,564    5,339,769      2,451,331
Total assets                           1,016,221   33,708,051      936,446     31,061,917   21,397,061    8,887,655      5,348,568
Capital lease obligations
 and short-term
 borrowings                              119,388    3,960,108      132,456      4,393,576    1,267,400    5,472,089            -0-
Stockholders' equity                     718,566   23,834,846      693,447     23,001,659   18,826,032    2,880,355      3,715,190


(1)  Period from November 20, 1995 (inception) to December 31, 1995.

(2) Translated into United Stated dollars solely for the convenience of the readers using the noon buying rate of the Federal Reserve Bank of New York on March 31, 1999 of NT33.17 to $1.

(3) Represents the shares we issued to acquire Hi-Q Wason, Inc., the Taiwanese corporation, in April 1999. See "Our History and Offices."

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of these risks occur, our business, results of operations and financial condition could be adversely affected. This could cause the trading price of our common stock to decline, and you might lose part or all of your investment.

     This prospectus also contains certain forward-looking statements that are based on beliefs and assumptions of our management. Often, you can recognize these statements because we use words such as "believe", "anticipate", "intend", "estimate" and "expect" in the statements. Our actual performance in 1999 and beyond could differ materially from the forward-looking statements contained in this prospectus. However, we are not obligated to release publicly any revisions to the forward-looking statements contained in this prospectus.

In Order To Grow Through Acquisitions We Must Obtain Acquisition Candidates, Personnel and Capital

     We intend to grow internally as well as through the acquisition of other water bottling companies. Our ability to grow will require the availability of suitable acquisition candidates and the availability of financing, neither of which can be assured. Growth through acquisitions also involves risks that could adversely affect our operating results, including difficulties in integrating the operations and personnel of acquired companies and the potential loss of key employees of acquired companies.

     Implementation of our proposed expansion strategy will also be dependent upon our ability to:

     o Hire and retain skilled management, financial, marketing and other personnel;
     o    Monitor operations;
     o    Control costs; and
     o    Maintain effective quality and inventory controls.

     Our growth strategy and plans may be affected by:

     o    Delays in our marketing efforts;
     o    Changes in economic or market conditions;
     o    Our ability to make capital expenditures; and
     o    Competition.

     There can be no assurance that we will be able to successfully implement our acquisition strategy or otherwise expand our operations.

     We may require additional debt or equity financing beyond the proceeds of the offering to fund our operations. To the extent that we raise additional funds, we will be subject to potentially significant interest expense for debt financing or dilution to our stockholders for equity financing. There can be no assurance that additional financing will be available to us on reasonable terms or at all.

Our Foreign Operations Involve Risk That Could Materially Affect Our Business

     All of our operations are in Taiwan. Foreign operations are subject to a number of special risks, such as risks of fluctuations in currency exchange rates, regional and national economic conditions, economic and political destabilization, restrictive actions by foreign governments such as restrictions on transfer of funds and unexpected changes in the regulatory environment, and changes in foreign laws regarding trade, investment and taxes. Any of these factors could have a material adverse effect on our business.

Our Business Is Subject To Government Regulation That Could Subject Us To Significant Penalties

     Our operations are subject to the jurisdiction of governmental and regulatory agencies which regulate the quality of drinking water in Taiwan. We believe that we are in substantial compliance with all applicable laws and regulations and have all required permits and licenses to conduct our business. However, any failure by us to comply with existing and future laws and regulations could subject us to significant penalties. In addition, there can be no assurance that current laws or regulations will not be modified in a manner that imposes additional costs on us.

We Face Significant Competition From Larger Competitors

     The beverage industry in general, and the bottled water market in particular, are competitive. We compete with local bottled water companies and larger beverage companies. Certain of our competitors possess greater financial, personnel, marketing and other resources than we and may be better able to withstand market conditions within the beverage industry. We may encounter increased competition in the future. In addition, a change in consumer preferences from bottled water to other beverages would have a material adverse effect on our business.

We Depend On Certain Key Personnel To Manage Our Company

     We are dependent on the continued services of certain members of our management team, including Tuan-Yuan Hu, our Chief Executive Officer. The loss of, or inability to replace, any key personnel could have a material adverse effect on our business.

We Could Be Liable For Personal Injury Claims Resulting From Product Defects

     We are engaged in a business which could expose us to possible liability claims from others, including personal injury claims for providing water that injures or sickens the user. We maintain insurance coverage that we believe is typical for companies in our industry. There can be no assurance, however, that our insurance will be sufficient to cover potential claims or that an adequate level of coverage will be available in the future on acceptable terms.

It May Be Difficult To Serve Us With Legal Process Or Enforce Judgments Against Us Or Our Management

     We are a British Virgin Islands holding company, and all of our assets are located in Taiwan. In addition, all of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons. Moreover, there is doubt as to whether the courts of the British Virgin Islands or Taiwan would enforce (1) judgments of United States courts against us, or directors or our officers predicated on the civil liability provisions of the securities laws of the United States or any state thereof or (2) in original actions brought in the British Virgin Islands or Taiwan, liabilities against us or other non-residents predicated upon the securities laws of the United States or any state thereof.

Our New Investors' Stock Value Will Be Diluted

     New investors will incur an immediate and substantial reduction in the book value per share of our common stock of approximately $2.44 per share between the net tangible book value per share after the offering of $4.56 and the public offering price of $7.00 per share. Our existing stockholders acquired their shares of common stock at prices below $7.00 and, accordingly, new investors will bear most of the risks inherent in an investment in us.

Our Underwriters May Influence Our Common Stock Price

     A significant amount of our common stock may be sold to customers of our underwriters. Such customers subsequently may engage in transactions for the sale or purchase of common stock through or with these underwriters. Although they have no obligation to do so, the underwriters may make a market in the common stock, and this market-making activity may be discontinued at any time. The price and liquidity of our common stock may be significantly affected by the degree, if any, of the underwriters' participation in such market. If the underwriters cease making a market, the market and market price for our common stock may be adversely affected and the holders may be unable to sell our common stock.

As A Non-U.S. Company, We Are Not Required To Provide Timely Information To The Public

     We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended. As such, we are exempt from certain provisions applicable to United States public companies, including: (1) the rules under the Securities Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; (2) the sections of the Securities Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act; and (3) the sections of the Securities Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction. Because of these exemptions, investors in the offering are not afforded the same protections or information generally available to investors in public companies organized in the United States.

Failure Of Our Computer System Or The Systems Of Third Parties To Achieve Year 2000 Compliance Could Adversely Affect Our Business

     Many currently installed computer systems and software products are coded to accept only two- digit entries to represent years in the date code field. Computer systems and products that do not accept four-digit entries will need to be upgraded or replaced to accept four-digit entries to distinguish years beginning with 2000 from prior years. We are currently evaluating the Year 2000 issue as it relates to our entire internal computer system as well as computer systems operated by third parties. We anticipate that which may incur internal staff costs as well as consulting and other expenses related to making our computer systems Year 2000 compliant. We will expense these costs as incurred. In addition, computer systems operated by third parties with which our systems interface may not continue to properly interface with our systems or be compliant on a timely basis with Year 2000 requirements. Any failure of our computer system or the systems of third parties to achieve Year 2000 compliance could adversely affect our business.

Future Sales Of Our Common Stock Or Shares Issuable Upon Exercise Of Stock Options Could Adversely Affect Our Stock Price And Our Ability To Raise Funds In New Stock Offerings

     We currently have 471,429 shares of common stock outstanding which may be sold beginning in April 2000 under Rule 144 of the Securities Act. Sale of substantial amounts of common stock, or the perception that sales could occur, could reduce the market price of our common stock. All of our stockholders have agreed not to sell or otherwise transfer any of their shares until one year from the date of this prospectus without the prior written consent of the representative of the underwriters. A total of 300,000 shares of common stock have been reserved for issuance upon the exercise of stock options which may be granted under our 1999 Stock Option Plan and 110,000 shares have been reserved upon exercise of common stock purchase warrants to be issued to the representative of the underwriters. The holders of any stock options or common stock purchase warrants we issue will have the opportunity to profit from an increase in the market price of our common stock. The existence of these stock options and common stock purchase warrants may also affect our ability to obtain other financing.

                                 USE OF PROCEEDS

     After payment of underwriting commissions and other expenses of the offering, the net proceeds of the offering are estimated to be $6,449,000 ($7,453,850 if the overallotment option is exercised). We expect to use approximately $1,385,000 of such proceeds to develop new bottling facilities, approximately $700,000 for marketing expenses including the salaries and expenses of newly hired sales and marketing personnel, approximately $500,000 for equipment, including reusable water bottles, approximately $2,700,000 to acquire other small bottling companies in Taiwan, and approximately $1,164,000 for working capital. There may be changes in our proposed use of proceeds due to changes in our business.

     Proceeds not immediately needed will be invested in bank certificates of deposit, insured bank deposit accounts or similar investments.

                                 DIVIDEND POLICY

     We do not intend to pay dividends on our common stock in the foreseeable future. Instead, we will retain our earnings to finance the expansion of our business and for general corporate purposes.

                                 EXCHANGE RATES

     We have prepared our financial statements in accordance with US GAAP and have published these statements in NT, which is the legal tender currency of the Republic of China. All references to "U.S. dollars", "dollars" or "$" are to United States dollars. Conversion of amounts from NT to United States dollars for the convenience of the reader has been made at the noon buying rate of the Federal Reserve Bank on March 31, 1999 of $1.00 = NT33.17.

     The following table sets forth certain information concerning exchange rates between NT and U.S. dollars for the periods indicated:


                                                  Noon Buying Rate (1)
                                       ---------------------------------------
                                       Period End   Average(2)   High      Low
                                       ----------   ----------   ----      ---
Calendar Year                                      (NT per US$)

     1994 . . . . . . . . . . . . . .     26.29       26.43      27.09    26.02
     1995 . . . . . . . . . . . . . .     27.29       26.51      27.55    25.17
     1996 . . . . . . . . . . . . . .     27.52       27.48      27.95    27.17
     1997 . . . . . . . . . . . . . .     32.80       29.06      32.80    27.34
     1998 . . . . . . . . . . . . . .     32.27       33.50      35.00    32.05
     1999 (through March 31) . . . .      33.17       32.88      33.20    32.13

(1) The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(2) Determined by averaging the rates on the last business day of each month during the relevant period.

                                    DILUTION


     All information provided in the two dilution tables below has been reported in United States dollars for the convenience of the reader using the noon buying rate of the Federal Reserve Bank of New York on March 31, 1999 of NT33.17 to $1.

     At March 31, 1999, the net tangible book value of our outstanding shares of common stock was $718,566 or $1.52 per share. "Net tangible book value" per share represents the total amount of our tangible assets, less the total amount of our liabilities, divided by the number of shares of common stock outstanding and has been prepared as if we acquired Hi Q Wason, Inc., the Taiwanese corporation, as of March 31,1999. Without taking into account any changes in net tangible book value after March 31, 1999, other than to give effect to the sale of the shares of common stock offered hereby at an initial public offering price of $7.00 per share, less underwriting discounts and commissions and estimated costs of the offering, our net tangible book value at March 31, 1999 would have been $7,165,716 or approximately $4.56 per share. This represents an immediate increase in net tangible book value of $3.04 per share of common stock to our existing stockholders and an immediate dilution of $2.44 per share to new investors. "Dilution" per share represents the difference between the price to be paid by the new stockholders and the net tangible book value per share of common stock immediately after this offering.

     The following table illustrates this per share dilution:

     Initial public offering price per share                           $7.00
          Net tangible book value per share before
            the offering (1)                                 $1.52
          Increase in net tangible book value per share
            attributable to new investors purchasing
            in the offering                                  $3.04
     Net tangible book value per share after the offering              $4.56
                                                                       -----
     Dilution per share to new investors                               $2.44

     The following table sets forth the number of shares of common stock purchased, the total consideration paid and the average price per share paid by our existing stockholders as of March 31, 1999 and new investors purchasing the shares of common stock offered hereby:

                                                                       Average
                       Shares Purchased        Total Consideration       Price
                     Number    Percentage    Amount     Percentage     Per Share
                     ------    ----------    ------     ----------     ---------

New investors       1,100,000    70.0%     $7,700,000     92.7%         $7.00
Existing
  stockholders(1)     471,429    30.0%     $  602,954      7.3%         $1.28
                   ----------    ----      ----------     ----

TOTALS              1,571,429    100.0%    $8,302,954     100.0%

(1) Computed as if we acquired Hi-Q Wason, Inc., the Taiwanese corporation, as of March 31, 1999.

                                 CAPITALIZATION

     The following table sets forth our capitalization and short-term debt as of March 31, 1999, and as adjusted capitalization, after deducting underwriting discounts and commissions and estimated offering expenses.

                                       March 31, 1999           March 31, 1999
                                        Historical             (As Adjusted) (1)
                                        ----------             -----------------
                                    $ (2)          NT          $                NT
                                    -----          --          ----             --
Current installments of
 capital lease obligations         47,578      1,578,164       47,578        1,578,164
                                   ------      ---------       ------        ---------

Capital lease obligations,
 excluding current installments    71,810      2,381,944       71,810        2,381,944
Stockholders' equity (3)
   Preferred stock, 5,000,000
    no par value shares
    authorized, no shares
    issued                            -0-            -0-          -0-              -0-
   Common stock, 20,000,000
    no par value shares
    authorized, 471,429
    shares outstanding,
    1,571,429 shares
    outstanding as adjusted (1)        -0-           -0-          -0-              -0-
   Additional paid-in capital      602,954     20,000,000     7,051,954    233,913,310
   Retained earnings               115,612      3,834,846       115,612      3,834,846
                                ----------    -----------    ----------   ------------

Total stockholders' equity         718,566     23,834,846     7,167,566    237,748,156
                                ----------    -----------    ----------   ------------

Total capitalization               790,376     26,216,790     7,239,376    240,130,100
                                ==========    ===========    ==========   ============

(1) As adjusted to reflect the sale of 1,100,000 shares of common stock offered hereby at an offering price of $7.00 and the application of the net proceeds. See "Use of Proceeds."

(2) Translated into United States dollars solely for the convenience of the readers using the noon buying rate of the Federal Reserve Bank of New York on March 31, 1999 of NT33.17 to $1.

(3) The historical stockholders' equity information represents our consolidated stockholders' equity as if we owned 100% of the common shares of Hi-Q Wason, Inc. (Taiwan) as of March 31, 1999.

                             SELECTED FINANCIAL DATA

     We prepare our financial statements in accordance with US GAAP. The following summary statement of operations data for the years ended December 31, 1998, 1997 and 1996 and the balance sheet data as of December 31, 1998 and 1997 were derived from our audited financial statements included elsewhere in this prospectus. The following summary statement of operations data for the period from November 20, 1995 (inception) to December 31, 1995 and the balance sheet data as of December 31, 1996 and 1995 was derived from our audited financial statements, not included in this prospectus. The following summary statement of operations data for the three months ended March 31, 1999 and 1998, and the selected balance sheet data as of March 31, 1999 was derived from our unaudited financial statements included elsewhere in this prospectus and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary to fairly state this information. The results of operations for these interim periods are not necessarily indicative of the results that may be expected for the full year. Since the information presented below is only a summary and does not provide all of the information contained in our financial statements, including the related notes, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements.


                               Three-months ended March 31,                            Years ended December 31,
                              -----------------------------         -----------------------------------------------------------
                                  1999                1998                 1998                1997         1996         1995(1)
                              -------------           ----          -----------------          ----         ----         ------

                              $(2)        NT           NT           $(2)           NT           NT           NT            NT
                              ----        --           --           ----           --           --           --            --
Statement of Operations
 Data:
Revenues                     231,420   7,676,197    5,053,631      912,971     30,283,239   19,784,732    9,187,588       170,640
Cost of revenues             (89,027) (2,953,039)  (2,186,780)    (339,870)   (11,273,488)  (8,330,002)  (4,451,269)     (798,891)
Selling, general and
 administrative expense     (106,055) (3,517,829)  (2,448,342)    (395,424)   (13,116,209) (10,088,498)  (5,581,969)     (657,751)
Operating income (loss)       36,338   1,205,329      418,509      177,677      5,893,542    1,366,232     (845,650)   (1,286,002)
Other income (expense),
 net                          (3,650)   (121,079)     (27,011)      (9,257)      (307,068)    (115,305)      10,815         1,192
Income tax expense            (8,172)   (271,063)     (97,874)     (42,534)    (1,410,847)    (305,250)         -0-           -0-
Net income (loss)             24,516     813,187      293,624      125,886      4,175,627      945,677     (834,835)   (1,284,810)
Basic earnings (loss)
 per common share               0.05        1.72         0.62         0.27           8.86         2.01        (1.77)        (2.73)
Weighted average common
 shares outstanding(3)       471,429     471,429      471,429      471,429        471,429      471,429      471,429       471,429



                                          March 31, 1999                                Years ended December 31,
                                         ----------------         --------------------------------------------------------------
                                                                           1998               1997          1996          1995(1)
                                                                  -----------------------     ----          ----          ------

                                          $(2)         NT           $(2)           NT          NT            NT             NT
                                          ----         --           ----           --          --            --             --


Balance sheet data:
Working capital                          127,233    4,220,346       45,442      1,507,324    6,207,750   (2,375,014)     1,083,459
Property and equipment,
 net                                     679,308   22,532,647      688,711     22,844,554   13,193,564    5,339,769      2,451,331
Total assets                           1,016,221   33,708,051      936,446     31,061,917   21,397,061    8,887,655      5,348,568
Capital lease obligations
 and short-term
 borrowings                              119,388    3,960,108      132,456      4,393,576    1,267,400    5,472,089            -0-
Stockholders' equity                     718,566   23,834,846      693,447     23,001,659   18,826,032    2,880,355      3,715,190



(1)  Period from November 20, 1995 (inception) to December 31, 1995.

(2) Translated into United Stated dollars solely for the convenience of the readers using the noon buying rate of the Federal Reserve Bank of New York on March 31, 1999 of NT33.17 to $1.

(3) Represents the shares we issued to acquire Hi-Q Wason, Inc., the Taiwanese corporation, in April 1999. See "Our History and Offices."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     We were incorporated and began operations in 1995. Our revenue consists primarily of the sale of bottled water and the related sale or rental of water coolers. As of December 31, 1998, we served an installed base of approximately 5,000 water coolers as compared to 3,500 at December 31, 1997. The growth in customer accounts resulted in increased revenue during 1998, which we attribute to an effective customer retention and referral program and increased customer water consumption. We anticipate that our customer base and revenue will continue to expand as sales of bottled water increase and we expand into new markets.

     Transportation expenses comprise the largest controllable component of our variable expenses. Transportation expenses include truck drivers' salaries and bonuses, lease expenses and fuel, insurance, repair and maintenance expenses associated with our delivery trucks.

     Depreciation and amortization expenses consist primarily of the depreciation of our delivery trucks, water coolers, bottles and the bottling equipment. Depreciation and amortization are expected to increase as we continue to purchase additional assets.

     Bottled water sales are subject to seasonal variations with decreased sales during cold weather months and increased sales during warm weather months. Water cooler rentals are typically paid monthly and do not reflect any seasonal effects.

Results of Operations

Three Month Period Ended March 31, 1999 and 1998

     Revenue. Total revenue increased 52% to NT7,676,000 from NT5,054,000 in 1998 due to our customer retention program, increased marketing efforts, additional customers and increased water consumption from existing customers. Bottled water sales increased from NT4,698,000 in 1998 to NT7,064,000 in 1999, which represented an increase of 50%. Our marketing efforts increased our water cooler sales and rental income 72% to NT612,000 in 1999 from NT355,000 in 1998. We believe that as a percentage of sales, water cooler sales and rental income are expected to remain at approximately 8% of sales.

     Cost of Revenue. Cost of revenue increased from NT2,187,000 in 1998 to NT2,953,000 in 1999 which represents an increase of 35%. Cost of bottled water sales increased 31% to NT2,596,000 in 1999 from NT1,989,000 in 1998. Cost of water cooler sales and rentals increased to NT357,000 in 1999 from NT197,000 in 1998 as a result of increased water cooler and rental income. The increase in cost of revenue was due to increased sales and increased depreciation and rental expenses resulting from our new facilities in Hsinchu, Taiwan. Cost of water sales included NT700,000 and NT515,100 for water purification fees for 1999 and 1998, respectively, charged by Han Tao Pure Water Proprietor, a company that holds a license to produce purified water, which is wholly-owned by our Chief Executive Officer.

We have a contract under which Han Tao provides purified water to us at Han Tao's cost. We recently applied for our own water purification license and expect to obtain it by December 1999. When we obtain the license, we will terminate our contract with Han Tao.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to NT3,518,000 in 1999 from NT2,448,000 in 1998. This is primarily due to additional transportation costs which included delivery drivers' salaries, depreciation costs of the delivery trucks and fuel costs. Additional sales and marketing staff salaries also contributed to increased selling, general and administrative expenses. We expect selling, general and administrative expenses, as a percentage of sales, to decrease as revenue increases.

     Operating Income. Operating income increased to NT1,205,000 in 1999 from NT418,000 in 1998. As a percentage of sales, operating income increased to 16% for the three months ended March 31, 1999 from 8% during the same period in 1998. The increase in operating income was due to increased sales volume and increased gross profit and was somewhat offset by increased personnel costs and depreciation expenses due to the expansion of our operations. We believe that operating income will continue to increase as our sales increase.

     Interest Expense. Interest expense increased from NT29,000 for the three-month period of 1998 to NT109,000 in the same period in 1999. This increase was primarily due to new capital leases entered into for production equipment through sale-leaseback transactions in the last half of 1998. We were not charged any interest on our short-term borrowings from our Chief Executive Officer in 1999 or 1998. The short-term borrowings from our Chief Executive Officer were fully paid as of March 31, 1999. We do not anticipate borrowing funds from our Chief Executive Officer in the future.

     Income Taxes. Our effective income tax rate remained consistent at 25% in both 1999 and 1998, and we expect to remain at 25% in the future.

     Net Income. Net income increased from NT293,624 (NT0.62 per share) in 1998 to NT813,187 (NT1.72 per share) in 1999 due to the factors described above.

Years Ended December 31, 1998 and 1997

     Revenue. Total revenue increased 53% to NT30,283,000 from NT19,785,000 in 1997. Bottled water sales increased from NT17,335,000 in 1997 to NT27,946,000 in 1998, which represented an increase of 61%. Water cooler sales and rental income decreased slightly to NT2,337,000 in 1998 from NT2,449,000 in 1997. This increase in total revenue was primarily the result of new customers and the opening of our new bottling facilities in Hsinchu.

     Cost of Revenue. Cost of revenue increased from NT8,330,000 in 1997 to NT11,273,000 in 1998, which represents an increase of 35%. Cost of bottled water sales increased 40% to NT9,740,000 in 1998 from NT6,969,000 in 1997. Cost of water cooler sales and rentals increased to NT1,534,000 in 1998 from NT1,361,000 from 1997 as a result of increased water cooler costs. The increase in cost of revenue was due to an increase in sales of bottled water and increased depreciation and overhead expenses resulting from the new facilities in Hsinchu. Cost of water sales include NT3,134,000 and NT2,176,000 for water purification fees for 1998 and 1997, respectively, charged by Han Tao Pure Water Proprietor.

     Selling,  General  and  Administrative   Expenses.   Selling,  general  and
administrative expenses as a percentage of sales, decreased to 43% or NT13,116,000 during 1998 from 51% or NT10,088,000 in 1997. This decrease was primarily due to sales increases without proportional increases in fixed expenses such as depreciation and salaries.

     Operating Income. Operating income increased to NT5,894,000 during 1998 from NT1,366,000 in 1997. As a percentage of sales, operating income increased to 19% in 1998 from 7% in 1997. The increase in operating income is due to increased sales volume and increased gross profit. We believe that operating income will continue to increase as sales increase.

     Interest Expense. Interest expense increased from NT127,000 in 1997 to NT227,000 in 1998. This is primarily due to a new capital lease entered into for production equipment through a sale-leaseback transaction in 1998. During 1998 and 1997, we also had average outstanding borrowings from our Chief Executive Officer of approximately NT1,500,000 and NT2,700,000. The funds were loaned to us on an interest-free basis and were used for working capital.

     Income Taxes. Our effective income tax rate increased from 24% in 1997 to 25% in 1998. The effective tax rate in 1997 was slightly lower than our statutory rate of 25% due to a reversal of the deferred tax asset valuation allowance of NT67,000.

     Net Income. Net income increased from NT946,000 (NT2.01 per share) in 1997 to NT4,176,000 (NT8.86 per share) in 1998 due to the factors described above.

Years Ended December 31, 1997 and 1996

     Revenue. Total revenue increased 115% to NT19,785,000 from NT9,188,000 in 1996. Bottled water sales increased from NT7,898,000 in 1996 to NT17,335,000 in 1997, which represented an increase of 120%. Water cooler sales and rental income increased 90% to NT2,449,000 in 1997 from NT1,290,000 in 1996. The increase was primarily due to new customers, the retention of existing customers and increases in consumption of bottled water during 1997.

     Cost of Revenue. Cost of revenue increased from NT4,451,000 in 1996 to NT8,330,000 in 1997, which represents an increase of 87%. Cost of bottled water sales increased 81% to NT6,969,000 in 1997 from NT3,842,000 in 1996. Cost of water cooler sales and rentals increased to NT1,361,000 in 1997 from NT610,000 in 1996 as a result of increased water cooler sales and rental income. The increase in cost of revenue is primarily due to an increase in sales and an increase in depreciation expenses. Cost of water sales include NT2,176,000 andNT1,284,000 for water purification fees for 1998 and 1997, respectively, charged by Han Tao Pure Water Proprietor.

     Selling,  General  and  Administrative   Expenses.   Selling,  general  and
administrative expenses as a percentage of sales, decreased to 51% or NT10,088,000 during 1997 from 61% or NT5,582,000 in 1996. This is primarily due to sales increases without proportional increases in fixed expenses. The overall increase from 1996 to 1997 is primarily due to increased depreciation of delivery vehicles and the addition of employees.

     Operating Income. Operating income increased to NT1,366,000 during 1997 from an operating loss of NT846,000 in 1996. The increase in operating income was due to increases in sales of bottled water and water coolers without proportional increases in operating expenses such as salaries, depreciation and office expenses.

     Interest Expense. Total interest expense of NT127,000 was incurred in 1997 due to new capital leases for bottling equipment. There was no interest charged in 1997 or 1996 relative to borrowings from our Chief Executive Officer of approximately NT2,700,000 and NT4,200,000, respectively.

     Income Taxes. We did not record a tax benefit on pre-tax losses of NT835,000 in 1996. The taxable loss incurred in 1996 was not available for future carryforward. We also provided full valuation allowance against our deferred income tax asset balance as of December 31, 1996. The valuation allowance was subsequently reversed in 1997, which reduced our effective tax rate to 24% from the statutory rate of 25%.

     Net Income (loss). Net income increased to NT946,000 (NT2.01 per share) from a net loss of NT885,000 (NT1.77 per share) due to the factors described above.

Liquidity and Capital Resources

     We have generally financed our operations from a combination of vendor financing, short-term borrowings from our Chief Executive Officer, capital leases and cash generated from operations. We purchase water coolers and cooler equipment through vendor financing. Generally, vendors extend credit without interest charges for a period of 90 days to 120 days. We lease water processing and bottling equipment and trucks from financial institutions under capital lease arrangements.

     Cash provided by operating activities for the period ended March 31, 1999 was NT1,167,000 compared to NT1,634,000 during the same period in 1998. The decrease in our cash provided by operating activities was primarily the result of an increase in other current assets due to costs incurred related to this offering. The decrease in cash provided by operating activities was somewhat offset by an increase in accounts payable as a portion of these costs were not paid as of March 31, 1999.

     During the three months ended March 31, 1999, we made capital expenditures of NT762,000 mainly for reusable water bottles. We entered into a sales-leaseback transaction to refinance bottling equipment and to provide funds for other capital expenditures and to pay off the short-term borrowings from our Chief Executive Officer, which was NT1,300,000 as of December 31, 1998.

     Cash provided by operating activities was NT9,291,000 in 1998 compared to cash used in operating activities of NT695,000 in 1997. The increase in our cash provided by operating activities was primarily the result of increases in net income and accrued liabilities and a decrease in prepaid assets. The increase in cash provided by operating activities was somewhat offset by an increase in accounts receivable. As of December 31, 1998, our working capital was NT1,507,000 compared to NT6,208,000 in 1997. The decrease in working capital was primarily due to capital expenditures made in 1998 using cash generated from operations.

     During 1998, we made capital expenditures of NT12,746,000 for bottling equipment, reusable water bottles and delivery trucks. Most of the capital expenditures were financed through cash generated from operations, sale-leaseback transactions and short-term borrowings from our Chief Executive Officer.

     Cash used by operating activities in 1997 was NT695,000 compared to NT2,813,000 in 1996. The decrease in cash used by operating activities was primarily the result of an increase in net income. The increase in net cash provided by operating activities was somewhat offset by an increase in accounts receivable and prepaid assets.

     During 1997, we made capital expenditures of NT9,435,000 for bottling equipment, reusable water bottles and delivery trucks. Most of the capital expenditures were financed through the issuance of common stock and proceeds from sale-leaseback transactions. Capital expenditures of NT3,559,000 in 1996 were financed by short-term borrowings from our Chief Executive Officer. These borrowings were repaid in 1997 with the proceeds from a common stock issuance.

     During  1997,  we  issued   additional  shares  of  our  common  stock  for
NT15,000,000.   We  reduced  borrowing  from  our  Chief  Executive  Officer  by
NT5,472,000 and made NT1,033,000 in capital lease principle payments.

     We anticipate that we will be able to meet our ongoing cash requirements for at least the next 12 months with cash generated from operations and from proceeds of this offering.

Economy of Taiwan, Republic of China

     The economy of Taiwan differs from the economies of other Asian countries. Many productive assets in Taiwan are owned by small or mid-sized companies which primarily export electronic components, computers and other OEM products to U.S. electronic companies. Up to now, the relatively stable demand for these goods and a relatively low debt structure have enabled these companies to endure the Asian financial crisis. The Taiwanese gross domestic product grew at a 3.7% rate in the fourth quarter of 1998 according to economic data released by the Taiwan Ministry of Economic Affairs and is expected to grow at a 5% rate for 1999. We expect to benefit from the growth of the Taiwanese economy in general and the increased consumption of bottled water in particular. We do not believe inflation has had a material impact on our operations.

Currency and Exchange Rate

     Our functional currency is the NT. Substantially all of our revenue and expenses are generated in Taiwan and are denominated in NT. Therefore, fluctuations in exchange rates are not expected to have a significant impact on our operations.

Year 2000 Issue

     The "Year 2000 Issue" is typically the result of limitations of certain software written using two digits rather than four to define the applicable year. If software with date-sensitive functions is not Year 2000 compliant, it may recognize a date using "00" as the year 1900 rather than the year 2000. The Year 2000 Issue could result in a system failure or miscalculations causing significant disruption of our operations, including, among other things, ordering of products and accounts receivable and payable calculations. It is possible that this disruption could continue for an extended period of time.

     We depend on information contained primarily in electronic format in databases and computer systems maintained by third parties and us. The disruption of third-party systems or our systems interacting with these third party systems could prevent us from processing transactions and ordering products and could materially adversely affect our business and results of operations.

     We have not completed an audit of our internal systems. We are seeking written confirmation of the Year 2000 status of our third party software. We have not yet received written confirmation of Year 2000 compliance from any third parties.

     We may be required to modify or replace portions of our software so that our systems will function properly with respect to dates in the year 2000 and thereafter. If we are unable to make the required modifications or conversions in a timely and cost-effective manner or if there is a malfunction in our systems, potential systems interruptions or delays in services may have a material adverse effect on our business and results of operations. Further, if we fail to successfully resolve these issues, some or all of our operations may shut down, which would have a material adverse effect on our business and results of operations.

     We have not yet fully developed a comprehensive contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. Development of a contingency plan is in progress and is expected to be developed in detail and expanded during the second half of 1999. We may not be able to develop a contingency plan that will adequately address all Year 2000 issues. Our failure to develop and implement, if necessary, an appropriate contingency plan could materially adversely affect our business and results of operations.

     As of the date of this prospectus, we believe we have achieved substantial compliance. We do not believe third party non-compliance will materially adversely affect our business operations.

                                  OUR BUSINESS

Introduction

     We are one of Taiwan's largest providers of bottled water delivered directly to residences and businesses and have a leading market share position in Taipei and Hsinchu, Taiwan. Our primary focus is on the bottling, marketing and delivery of high quality drinking water in five-gallon and three-gallon bottles to homes and offices, and the related sale or rental of water coolers.

     By virtue of our significant market share position in the Taiwan bottled water market, we expect to benefit from certain competitive advantages over smaller operators, including what we believe to be more efficient distribution operations, the availability of purchasing synergies, superior customer service and better established infrastructure.

     We deliver bottled water to an installed base of approximately 5,000 water coolers in our markets. We believe that direct delivery bottled water companies enjoy certain advantages over retailers of bottled water because

     o Customers are reluctant to change from one bottled water company to another due to increased cost and inconvenience; and

     o Competition tends to be limited due to the capital costs associated with the purchase of water coolers, reusable water bottles, bottling equipment and delivery trucks.

Our Industry

     According to the Taiwan Beverage Industry Union:

     o The Taiwan bottled water market grew at a compounded annual rate of 13.9% from 1986 to 1996, and is projected to grow at an annual rate of 16.5% between 1996 and 2001;

     o Bottled water volume in Taiwan increased from 28.7 million gallons in 1980 to 242.85 million gallons in 1997, and is projected to reach 364 million gallons in 2001;

     o Per capita bottled water consumption increased ten-fold in Taiwan from 1980 to 1997 with annual consumption increasing from 1.2 gallons per capita in 1980 to 12.1 gallons per capita in 1997;

     o Per capita consumption is expected to reach 18.2 gallons in Taiwan by 2001; and

     o    Bottled water sales in Taiwan totaled $104 million in 1997.

     We believe that growth in bottled water sales has been and will continue to be driven by the following factors:

o Tap Water Concerns. The aging of the tap water supply infrastructure and the high cost of adequately maintaining or replacing existing water delivery systems have resulted in an increasein tap water contamination incidences in recent years.

o Health Concerns. There is a movement in Taiwan, as well as in many industrial nations, toward a healthier lifestyle and the consumption of healthier products. Within the "healthy products" segment, clear or naturally colored products are experiencing significant growth. Bottled water is perceived as a product with strong health and fitness appeal.

o Taste Preferences. The taste of tap water is affected by cleaning substances used to filter water. Products used to sterilize tap water, such as chlorine, are safe but often produce an undesirable after-taste and consequently, many people prefer to drink bottled water.

o Favorable Demographics. Consumption of bottled water is much more prevalent among younger consumers. We believe that, as younger consumers age and their purchasing power increases, sales of bottled water will continue to grow.

     The bottled water industry is highly fragmented throughout the world. In Taiwan, the bottled water market is comprised of approximately 500 companies generating approximately NT3.4 billion of sales. Of these companies, the five largest companies account for approximately 20% of the total market, with the remainder comprised of small regional and local companies. We believe that the industry in Taiwan will consolidate due to the operating advantages of larger companies, succession issues at many smaller, family-owned companies and the pressure to meet improving water quality standards. With a significant market share in Taiwan, we believe that we are well-positioned to benefit from the growth and consolidation trends in the industry.

Our Business Strategy

     We believe that the growth in bottled water sales stems from consumer dissatisfaction with tap water and increased consumer health consciousness resulting in the substitution of water for other less healthy beverages. We expect to benefit from the growing demand for quality drinking water by increasing our installed base of water coolers, increasing the water and related products we offer through our delivery system and consolidating a part of the highly fragmented bottled water industry in Taiwan. Specifically, we intend to continue to pursue the following business strategies:

o Focus On The Water Cooler Segment Within The Growing Alternative To Tap Water Market.

     We believe that the overall growth of the bottled water industry and the relatively low level of water cooler penetration in Taiwan compared to the United States provide us with significant growth opportunities. We believe that health concerns and problems with the taste and odor of tap water have generated consumer demand for an alternative to tap water, driving consumers to increasingly rely on bottled water and filtration systems in order to satisfy their drinking water needs. We intend to take advantage of this growth in demand by offering premium bottled water to the direct delivery water cooler segment.

     The water cooler segment enjoys higher margins, less competition and greater operating leverage than the retail bottled water or the water filter businesses. Sales in this segment are believed to be less price sensitive than retail sales of bottled water because the customer is generally more concerned with service and convenience than price. In addition, there are cost and inconvenience factors associated with changing bottled water suppliers. Furthermore, bottled water companies have lower advertising costs than retailers of bottled water because consumers generally do not select a bottled water provider on the basis of brand name. Competition in the water cooler segment tends to be more limited than other segments of the industry due to the capital costs associated with the purchase of water coolers, reusable water bottles, bottling equipment and delivery trucks. Finally, the significant growth potential in the bottled water market allow industry participants to focus on attracting new customers rather than on capturing market share from competitors.

o    Pursue Strategic Acquisitions.

     We intend to pursue an acquisition strategy which seeks to consolidate the highly-fragmented Taiwanese bottled water industry. We believe our acquisitions will be comprised of two segments: larger entities with more sophisticated management, or "platforms", and smaller, less sophisticated entities known as "fill-ins" or "spokes" which can be consolidated with platforms. Our approach to acquiring companies in new markets will be to identify one of the larger bottled water companies in a market as a platform acquisition, and complement it with smaller fill-in acquisitions in neighboring or overlapping geographic territories. We will be generally unwilling to enter a new market through acquisition unless the company being acquired is one of the market share leaders and provides the critical mass necessary to act as a platform in that market. While the purchase price paid for a platform company may be higher than that for a fill-in acquisitions, we believe we will be able to reduce our average acquisition cost by acquiring the fill-in companies at more attractive prices due to the limited strategic options available to these smaller operators. With over 500 bottled water companies in Taiwan, we anticipate that, for the foreseeable future, attractive acquisition opportunities will be available for us.

     We believe that consolidation will offer the following cost savings and synergies:

     o Decreased operating costs through elimination of duplicative administrative costs;
     o Decreased production and distribution costs through integration with a larger, geographically adjacent entity, and the resulting achievement of greater delivery route density;
     o    Decreased purchasing costs through realization of economies of scale;
     o Improved management control through centralized accounting and reporting systems;
     o    Improved marketing efficiency.

     We are not currently negotiating any acquisitions, and there can be no assurance we can successfully negotiate any acquisitions in the future.

o    Leverage Existing Infrastructure.

     Due to the fixed costs associated with bottled water delivery systems, additional operating leverage can be achieved by increasing the number of customers in any one route. We believe we will improve our route density by increasing our overall customer base and increasing per capita customer consumption. We also intend to use our route delivery systems to offer products which are complementary to our bottled water, including cups, cooler sanitation services and related products.

o    Provide Outstanding Customer Service.

     We believe quality of service and reliability of delivery are the primary competitive factors in the water cooler business. We intend to continue to provide outstanding customer service by:

     o    reliably delivering bottled water on schedule;
     o    meeting customer shortages with the quick delivery of refills;
     o    providing regular maintenance and sanitation of water coolers; and
     o    effectively addressing other customer needs.

     We monitor on a monthly basis the non-renewal rate of our water cooler rental agreements, in an effort to continually enhance customer service. Our non-renewal rate averaged approximately 1.6% per month in 1998 and 1.3% per month for the three months ended March 31, 1999.

Business and Products

     We generated approximately 92.25% of our 1998 revenue from the sale of bottled water products and 7.5% from the sale or rental of water coolers. The remaining .25% of 1998 revenue was generated from the sale of paper cups and related products.

     Bottled Water. We sell bottled water for water coolers in two sizes: a five-gallon (19 liter) bottle and a three-gallon (12 liter) bottle. We also offer a smaller package for residential customers who may not be able to lift five- or three-gallon bottles or who may have storage constraints. We offer water bottles in plastic packages that facilitate storage and that have non-spill "closed system" caps, preventing water from spilling from the mouth of the bottle during insertion or removal from the water cooler. While our pricing varies from market to market, and we frequently offer promotional discounts in certain markets, we charge on average approximately NT71 for a five-gallon bottle of water.

     We offer only premium drinking water which is drawn from local municipal sources. The water is passed through a series of carbon filters, processed by reverse osmosis, passed through a micron filter, ozonated and then bottled. As a result, our bottled water has 99.9% of all impurities removed from it, including its natural mineral content.

     We have two bottling facilities located in Taipei and Hsinchu, Taiwan, along with a separate distribution center in Tainan, Taiwan. The Taipei facility occupies 4,000 square feet and employs 16, while the Hsinchu facility occupies 6,000 square feet and employs 11.

     Water Coolers. We have an installed base of approximately 5,000 water coolers in our markets. Customers usually purchase their water coolers, which provides us with a relatively stable stream of revenue from the sale of bottled water. In addition, our installed customer base creates operating efficiencies that can be used to support additional water cooler installations at an improved marginal profitability rate. While our pricing varies from market to market and depends on the water cooler selected by the customer, our current average monthly rental charge for water coolers is approximately NT363, and our average sales price is approximately NT5,181.

     We purchase our water coolers from one of three suppliers. We strip down, clean and redeploy returned water coolers prior to all new installations. Our average cost per water cooler is approximately NT3003, and we estimate that the average life of a water cooler is five years. The typical pay back period on a water cooler investment (assuming only rental revenue) is approximately nine months. In the event of termination of the rental agreement, water coolers can be readily redeployed at a relatively low cost.

Customers

     We have grown from an installed base of approximately 200 water coolers in 1995 to an installed base of approximately 5,000 water coolers as of December 31, 1998. No customer accounted for more than 10% of our revenue in 1998 or in the three months ended March 31, 1999. Approximately 95% of our revenue in 1998 was derived from sales to commercial establishments, with the remaining 5% attributable to residential customers. Our commercial customers are generally larger established businesses, including firms listed on the Taiwan Stock Exchange, smaller regional and local shops, offices, warehouses, production facilities and many of Taiwan's international airlines.

Sales and Marketing

     We market our products principally through yellow page advertisements, newspaper advertisements, coupons, product sponsorship programs, direct mail and various referral programs which are supported by the efforts of salaried sales and marketing personnel. To supplement this effort, we solicit potential new customers in specific geographical areas in which we desire to increase the density of existing routes or in which we desire to establish new routes. A potential new customer may be offered various introductory promotions including a free trial offer. Our marketing activity emphasizes the benefits of bottled water and the convenience of a water cooler.

     An important part of our sales, marketing and customer service strategy is our focus on retaining customers. We experienced an average non-renewal rate for water cooler rental agreements of 1.6% per month in 1998, which we believe is lower than the industry average. Our primary strategy for minimizing non-renewal rates is our focus on customer service. In addition, we employ marketing strategies to retain customers who indicate they wish to discontinue receiving bottled water, including commission payments to service representatives for the customers they help to retain.

Distribution

     As of December 31, 1998, we owned or leased 16 trucks used in our distribution operations. The average cost per new truck is approximately NT594,000, and we generally deliver to customers within a ninety minute drive from our facilities. Each truck has a useful life of five years and can hold 100 to 120 five-gallon bottles. Our drivers are generally paid on a per-delivered-bottle basis, promoting efficiency and therefore, higher utilization of the delivery trucks. On average, a truck driver services approximately 300 customers, who typically receive deliveries once a week. In addition, our drivers actively generate sales and are compensated for each new customer contract they originate.

     We believe that one of the most important factors in the bottled water business is delivery route efficiency. The average cost of local delivery per bottle is over four times the cost of preparing a bottle for distribution, whereas, the marginal distribution cost of an additional bottle on an existing route is relatively low.

Competition

     We compete in the alternative to tap water market in two areas. First, we compete directly with the approximately 500 bottled water companies in Taiwan. This segment is highly fragmented with the vast majority of the companies being operated as small entrepreneurial and family-owned businesses. We believe quality of service and reliability of delivery are the primary competitive factors in the bottled water business. Additionally, we believe that the capital costs associated with the purchase of water coolers, bottling equipment and delivery trucks create certain barriers to entry.

     We also compete indirectly with companies that distribute water through retail stores and vending machines. The competitive advantage of water coolers over these alternative distribution channels is primarily based on the convenience of home or office delivery and, to a lesser extent, price. Similarly, we compete with providers of on-premises water filtration systems, including systems distributed through retail outlets. The competitive advantages of water coolers over filtration systems include better quality assurance of the water, fewer maintenance requirements and the elimination of filter replacement requirements.

Properties

     We lease a 4,000 square foot bottling and office facility in Taipei, Taiwan on a lease which expires in October 1999 at a monthly rental of NT70,000. We also lease a 6,000 square foot bottling and office facility in Hsinchu, Taiwan on a lease which expires in September 2004 at a monthly rental of NT60,000.

     We believe that our bottling and distribution facilities are in good operating condition and generally have sufficient capacity to handle current sales volumes.

Employees

     As of March 31, 1999, we had approximately 27 full-time employees, of which 15 were in sales, services and distribution, four in maintenance, water production and warehousing and eight in administration. Our workforce is non-unionized and temporary workers are used during peak demand periods. We believe that we enjoy good relations with our employees.

Regulation

     Our operations are subject to various laws and regulations, which require us, among other things, to obtain licenses for our business, to pay annual license and inspection fees and to comply with quality standards regarding our bottled water, plants and equipment. We believe that we are currently in substantial compliance with these laws and regulations. In addition, we do not believe that the cost of compliance with applicable laws and regulations is material to our business. However, laws and regulations are subject to change, and no assurance can be given that future actions by governmental authorities will not have an adverse effect on our business.

     We are in good standing with the International Bottled Water Association, which mandates compliance with quality control standards worldwide.

                                 OUR MANAGEMENT

Officers and Directors

     Information concerning each of our executive officers and directors is set forth below:

Name                     Age                       Position
----                     ---                       --------

Tuan-Yuan Hu             43        Chairman of the Board of Directors, Chief
                                   Executive Officer and Chief Financial Officer

Yu Feng Cheng            34        Vice President--Marketing

Terry Tsao               45        Vice President--Operations

Ben-Yu Chow              76        Director

Ben-Yuan Chou            66        Director

F.C. Toyo Tsai           60        Director

Andrew Chu               28        Director

     Directors hold office for a period of one year from their election at the annual meeting of stockholders or until their successors are duly elected and qualified. Officers are elected by, and serve at the discretion of, the Board of Directors. Our audit committee consists of Messrs. Chou, Tsai and Chu, and our compensation committee consists of Messrs. Chou, Hu and Chu.

     Tuan-Yuan Hu founded our company in 1995 and has been our Chairman and Chief Executive Officer since that time. From 1983 to 1993, he was the Vice President--Operations for Hwa Seng Bottled Water Corporation, one of the largest and oldest bottled water companies in Taiwan. From 1980 to 1983, Mr. Hu was general manager of Hsing Feng Advertisement, Ltd., a Taiwan-based advertising and marketing company.

     Yu Feng Cheng joined us as our Vice President--Marketing in 1995. Her responsibilities include marketing and sales, including advertising development, direct mail and Yellow Page campaigns. From 1991 to 1995, Ms. Cheng attended and graduated from Japan University in Japan with a Bachelor of Arts degree. From 1985 to 1991, she was employed by An-Ching Corporation, an investment services company, as a marketing and customer service manager, managing a team of 25 customer representatives.

     Terry Tsao joined us as our Vice President--Operations in 1995. Mr. Tsao is responsible for the production of bottled water, scheduling of delivery drivers, sales and promotional campaign execution and delivery routing. From 1992 to 1995, he was the regional manager of Hwa Seng Bottled Water Corporation, where he was responsible for the daily operation of Hwa Seng's regional offices. From 1983 to 1992, Mr. Tsao was employed by First Bank (Taipei) as its office manager. His duties included staff scheduling, customer services, administrative tasks and peer performance evaluations. He graduated from Tan Chang University in 1992 with a Bachelor of Science degree.

     Ben-Yu Chow joined us as a director in 1999. He has served as a consultant to the International Commercial Bank of China since 1989. From 1938 to 1989, Mr. Chow was employed by the International Commercial Bank of China in a number of capacities, including Senior Vice President and subsequently, Executive Vice President. He served as President of Asia Trust and Investment Corporation and Director of the National Credit Card Center during his employment with the International Commercial Bank of China. Mr. Chow earned a Bachelor's degree in economics from Central University in China.

     Ben-Yuan Chou joined us as a director in 1999 and since 1997, has served as Chairman of Chou's Enterprises, Ltd., a trading and finance company. From 1984 to 1997, Mr. Chou served as President of Chou's Enterprises, Ltd. From 1972 to 1984, he served as the Chairman of the Board for Singapore-based Asia Kingdoms PTE, Ltd., a trading company. Mr. Chou earned a Bachelor's degree in economics from Soo-Chow University.

     F.C. Toyo Tsai joined us as a director in 1999. Since 1989, Mr. Tsai has been the Chairman of Jen Tsong Lace Co., Ltd., a Taiwan-based lace manufacturer, and a director of Triocean Textile Company. From 1954 to 1989, Mr. Tsai served as President of Lian Zune Textile Co., Ltd.

     Andrew Chu joined us as a director in 1999. Since 1997, Mr. Chu has served as Chief Financial Officer for CPC International Investment Inc., which specializes in corporate financial consulting for Asian companies. From 1994 to 1997, Mr. Chu served as the Chief Financial Officer of ProtoSource Corporation, a Nasdaq-traded company.

Executive Compensation

     The  following  table  provides  certain  summary  information   concerning
compensation paid to our Chief Executive Officer for the years ended December 31, 1998, 1997 and 1996.

                                            Summary Compensation Table


                                       Annual Compensation                          Long Term Compensation Awards
                                       -------------------                          -----------------------------
                                                                   Other      Restricted       Shares            All
       Name and                                                   Annual         Stock       Underlying         Other
  Principal Position     Year      Salary          Bonus       Compensation    Award(s)        Options      Compensation
  ------------------     ----      ------          -----       ------------    --------        -------      ------------
Tuan-Yuan Hu.........    1998     NT1,200,000        0               0             0              0               0
  Chief Executive        1997     NT1,200,000        0               0             0              0               0
  Officer                1996     NT  600,000        0               0             0              0               0



                                                   32

1999 Stock Option Plan

     In April 1999, we adopted a stock option plan (the "Plan") which provides for the grant of options to officers, directors and key employees. The purposes of the Plan are to attract and retain the best available personnel, to provide additional incentives to our employees and to promote the success of our business.

     We have reserved 300,000 shares of common stock for issuance under the Plan, which is administered by our Board of Directors. Under the Plan, the Board of Directors determines which individuals will receive options, the time period during which the options may be partially or fully exercised, the number of shares of common stock that may be purchased under each option and the option price. As of the date hereof, no options have been issued.

     The per share exercise price of the common stock subject to options must not be less than the fair market value of the common stock on the date the option is granted. The stock options are subject to anti-dilution provisions in the event of stock splits, stock dividends and the like. No stock options are transferable by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option is only exercisable by the optionee. The exercise date of an option granted under the Plan must not be later than ten years from the date of grant. Any options that expire unexercised or that terminate upon an optionee's ceasing to be employed by us will become available once again for issuance. Shares issued upon exercise of an option rank equally with other shares then outstanding.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the holdings of common stock (1) by each person who, as of this date, holds of record or is known by us to hold beneficially or of record, more than 5% of our common stock,
(2) by each director, and (3) by all officers and directors as a group. The address of each person is our address at 4th Floor, 52 Lane 232, Hu Lin Street, Hsin Yi District, Taipei, Taiwan, Republic of China.


                                                Percent              Percent
                                Shares         of Class             of Class
            Name               Owned(2)   Prior to Offering(1)   After Offering
            ----               --------   --------------------   --------------

Tuan-Yuan Hu................    157,143           33.3                 10.0

Yu Feng Cheng...............        -0-            -0-                  -0-

Terry Tsao..................        -0-            -0-                  -0-

Ben-Yu Chow.................        -0-            -0-                  -0-

Ben-Yuan Chou...............        -0-            -0-                  -0-

F.C. Toyo Tsai..............        -0-            -0-                  -0-

Andrew Chu..................        -0-            -0-                  -0-

Lai Ling Tse................     137,498           29.2                 8.8

Sun Hin Enterprise Co., Ltd.     137,498           29.2                 8.8

All executive officers and
 directors as a group
 (7 persons)................     157,143           33.3                10.0




                              CERTAIN TRANSACTIONS

     In April 1999, we entered into a ten-year contract with Han Tao Pure Waters Proprietor ("HanTao"), a company owned by Tuan-Yuan Hu, our Chief Executive Officer, to provide purified water to us. Han Tao holds a license to produce purified water and provides us with our purified water at NT20 per five gallons of water, which is approximately Han Tao's production cost. The contract does not require Han Tao to produce or us to purchase water from the other party. We have applied and expect to obtain by approximately December 1999 our own license to purify water.

                            DESCRIPTION OF SECURITIES

Common Stock

     We are authorized to issue 20,000,000 shares of no par value common stock, of which 471,429 shares are outstanding as of the date of this prospectus. Each share of common stock is entitled to one vote on all matters submitted to a vote of the stockholders, and cumulative voting is not permitted. Upon issuance, shares of common stock are not subject to further assessment or call. Subject to the prior rights of any series of preferred stock that may be issued by us in the future, holders of common stock are entitled to receive ratably such dividends that may be declared by the Board of Directors out of funds legally available therefor and are entitled to share ratably in all assets remaining after payment of liabilities in the event of our liquidation, dissolution or winding up. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. The outstanding common stock is fully paid and nonassessable.

Preferred Stock

     Our Memorandum of Association authorizes the issuance of up to 5,000,000 shares of no par value preferred stock with such rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, under the Memorandum of Association, the Board of Directors may, without stockholder approval, issue preferred stock with dividend, liquidation, conversion, voting, redemption or other rights which could adversely affect the voting power or other rights of the holders of the common stock. The issuance of any shares of preferred stock having rights superior to those of the common stock may result in a decrease of the value or market price of the common stock and could further be used by the Board of Directors as a device to prevent a change in our control. We have no other anti-takeover provisions in our Memorandum of Association. Holders of the preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion rights.

Shares Eligible for Future Sale

     Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of the offering, we will have outstanding 1,571,429 shares of common stock. Of these shares, 1,100,000 shares sold in the offering (plus any shares issued upon exercise of the underwriters' overallotment option) will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act (generally, officers, directors or 10% stockholders).

     The remaining 471,429 shares outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144. Sales of restricted securities in the public market, or the availability of such securities for sale, could adversely affect the market price of the common stock.

     Our stockholders have entered into lock-up agreements providing that they will not offer, sell, contract to sell, pledge, hypothecate or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of one year from the effective date of the registration statement filed pursuant to this offering without the prior written consent of the representative of the underwriters. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, shares subject to lockup agreements will not be salable until such agreements expire or are waived by the representative of the underwriters. In addition to the lock-up agreements, all 471,429 shares of our outstanding securities may not be sold until at least April 2000 under Rule 144.

     In general, under Rule 144, a person who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of common stock then outstanding (which will equal 15,714 shares immediately after the offering); or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the volume limitations of Rule 144.

     We have granted certain demand and piggy-back registration rights covering 110,000 shares of common stock underlying the common stock purchase warrants to be issued to the representative of the underwriters.

Transfer Agent

     Corporate Stock Transfer, Inc., Denver, Colorado, is our transfer agent. The transfer agent's address is 370-17th Street, Suite 2350, Denver, Colorado 80202-4614, and its telephone number is (303) 595-3300.

Exchange Controls and Other Limitations Affecting Stockholders

     There are no exchange control restrictions in the Republic of China on the repatriation of dividends by our subsidiaries. In addition, there are no material British Virgin Islands laws that impose foreign exchange controls on us or that affect the payment of dividends, interest or other payments to non-resident holders of our capital stock. British Virgin Islands law and our Memorandum of Association and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold or vote the common stock.

Differences in Corporate Law

     Under the laws of most jurisdictions in the U.S., majority and controlling stockholders generally have certain "fiduciary" responsibilities to the minority stockholders. Stockholder action must be taken in good faith and actions by controlling stockholders which are obviously unreasonable may be declared null and void. British Virgin Islands law protecting the interests of minority stockholders may not be as protective in all circumstances as the law protecting minority stockholders in U.S. jurisdictions.

     While British Virgin Islands law does permit a stockholder of a British Virgin Islands company to sue its directors derivatively (i.e., in the name of and for the benefit of our company) and to sue a company and its directors for his benefit and for the benefit of others similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of stockholders of a British Virgin Islands company being more limited than those of stockholders of a company organized in the U.S.

     Our directors have the power to take certain actions without stockholder approval, including an amendment of our Memorandum of Association or Articles of Association or an increase or reduction in our authorized capital, which would require stockholder approval under the laws of most U.S. jurisdictions. In addition, the directors of a British Virgin Islands corporation, subject in certain cases to court approval but without stockholder approval, may, among other things, implement a reorganization, certain mergers or consolidations, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the corporation, or any combination thereof, if they determine it is in the best interests of the corporation, its creditors, or its stockholders. Our ability to amend our Memorandum of Association and Articles of Association without stockholder approval could have the effect of delaying, deterring or preventing our change in control without any further action by the stockholders, including, but not limited to a tender offer to purchase the common stock at a premium over then current market prices.

     As in most U.S. jurisdictions, the board of directors of a British Virgin Islands corporation is charged with the management of the affairs of the corporation. In most U.S. jurisdictions, directors owe a fiduciary duty to the corporation and its stockholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its stockholders or that deprives the corporation or its stockholders of any profit or advantage. Many U.S. jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under British Virgin Islands law, liability of a corporate director to the corporation is primarily limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interests of the corporation. However, under our Articles of Association, we will be authorized to indemnify any director or officer who is made or threatened to be made a party to a legal or administrative proceeding by virtue of being one of our directors or officers, provided such person acted honestly and in good faith and with a view to our best interests and, in the case of a criminal proceeding, such person had no reasonable cause to believe that his conduct was unlawful. Our Articles of Association also enable us to indemnify any director or officer who was successful in such a proceeding against expense and judgments, fines and amounts paid in settlement and reasonably incurred in connection with the proceeding.

     The foregoing description of certain differences between British Virgin Islands and U.S. corporate laws is only a summary and does not purport to be complete or to address every applicable aspect of such laws. However, we believe that all material differences are disclosed above.

                                    TAXATION

     The following is a summary of certain anticipated material U.S. federal income and British Virgin Islands tax consequences of an investment in the common stock. The summary does not deal with all possible tax consequences relating to an investment in the common stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., non-U.S. and non-British Virgin Islands) tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the common stock. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Prospectus, all of which are subject to change.

United States Federal Income Taxation

     The following discussion addresses only the material U.S. federal income tax consequences to a U.S. person (i.e., a U.S. citizen or resident, a U.S. corporation, or an estate or trust subject to U.S. federal income tax on all of its income regardless of source) making an investment in the common stock. For taxable years beginning after December 31, 1996, a trust will be a U.S. person only if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more United States persons have the authority to control all of its substantial decisions. In addition, the following discussion does not address the tax consequences to a person who holds (or will hold), directly or indirectly, 10% or more of the common stock (a "10% Stockholder"). Non-U.S. persons and 10% Stockholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in the common stock.

     A U.S. Investor receiving a distribution with respect to the common stock will be required to include such distribution in gross income as a taxable dividend, to the extent of our current or or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of such earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital, to the extent of the U.S. Investor's adjusted tax basis in the common stock, and then as gain from the sale or exchange of a capital asset, provided that the common stock constitutes a capital asset in the hands of the U.S. Investor. U.S. corporate stockholders will not be entitled to any deduction for distributions received as dividends on the common stock.

     Gain or loss on the sale or exchange of the common stock will be treated as capital gain or loss if the common stock is held as a capital asset by the U.S. Investor. Such capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the common stock for more than one year at the time of the sale or exchange.

     A holder of common stock may be subject to "backup withholding" at the rate of 31% with respect to dividends paid on such common stock if such dividends are paid by a paying agent, broker or other intermediary in the United states or by a U.S. broker or certain United States-related brokers to such holder outside the United States. In addition, the proceeds of the sale, exchange or redemption of common stock may be subject to backup withholding, if such proceeds are paid by a paying agent, broker or other intermediary in the United States.

     Backup withholding may be avoided by the holder of common stock if such holder (i) is a corporation or comes within certain other exempt categories or
(ii) provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules. In addition, holders of common stock who are not U.S. persons are generally exempt from backup withholding, although such holders may be required to comply with certification and identification procedures in order to prove their exemption.

     Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded (or credited against the holder's U.S. federal income tax liability, if any) provided that amount withheld is claimed as federal taxes withheld on the holder's U.S. federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a U.S. income tax return must generally file a claim for refund (or, in the case of non-U.S. holders, an income tax return) in order to claim refunds of withheld amounts.

British Virgin Islands Taxation

     Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of common stock who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common stock and all holders of common stock are not liable to British Virgin Islands income tax on gains realized during that year on sale or disposal of such shares; the British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

     There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the International Business Companies Act. In addition, the common stock is not subject to transfer taxes, stamp duties or similar charges.

     There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement dated this date, the underwriters named below have agreed to purchase from us the number of shares of common stock set forth opposite their names below.


                                                                  Number of
           Underwriters                                             Shares
           ------------                                             ------
        _________________   ..................................

          Total...............................................     1,100,000

     The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares of common stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered hereby (other than those shares covered by the overallotment option described below) if any are purchased.

     The underwriters initially propose to offer the shares of common stock in part directly to the public at the initial public offering price set forth on the cover page of this prospectus and in part to certain dealers (including the underwriters) at such price less a concession not in excess of $ per share. The underwriters may allow, and such dealers may re-allow, to certain other dealers a concession not in excess of $ per share. We will also pay to the representative of the underwriters a nonaccountable expense allowance of 3% of the purchase price of all common stock sold in the offering and issue to the Representative common stock purchase warrants (the "Representative's Warrants") to purchase up to 110,000 shares at $7.00 per share. After the initial offering of the common stock, the public offering price and other selling terms may be changed by the representative of the underwriters at any time without notice. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     We have granted to the underwriters an option, exercisable within 45 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 165,000 additional shares of common stock at the initial public offering price less underwriting discounts and commissions. The underwriters may exercise such option solely to cover overallotments, if any, made in connection with the offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such underwriter's percentage underwriting commitment as indicated above.

     We have agreed to issue the Representative's Warrants to the representative of the underwriters for a consideration of $100. The Representative's Warrants are exercisable at any time in the four-year period commencing one year from the date of this prospectus to purchase up to 110,000 shares of common stock for $8.40 per share. The Representative's Warrants are not transferable (nor may they be sold, hypothecated or pledged) for one year from the date of this prospectus except (i) to an underwriter or a partner or officer of an underwriter or (ii) by will or operation of law. During the term of the Representative's Warrants, the holder is given the opportunity to profit from a rise in the market price of our securities. If we file a registration statement relating to an equity offering under the provisions of the Securities Act of
1933 at any time during the five-year period following the date of this prospectus, the holders of the Representative's Warrants or underlying common stock will have the right, subject to certain conditions, to include in such registration statement, at our expense, all or part of the underlying common stock at the request of the holders. Additionally, we have agreed, for a period of five years commencing on the date of this prospectus, on demand of the holders of a majority of the Representative's Warrants or the common stock issued or issuable thereunder, to register the common stock underlying the Representative's Warrants one time at our expense. The registration of securities pursuant to the Representative's Warrants may result in substantial expense to us at a time when we may not be able to afford such expense. The number of shares of common stock covered by the Representative's Warrants and the exercise price are subject to adjustment under certain events to prevent dilution.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof. We have also agreed to (1) cause all of our stockholders to sign lockup agreements prohibiting them from selling, transferring or conveying their shares to anyone for a period of one year from the date hereof without the written consent of the representative, (2) elect for five years as one of our directors a nominee proposed by the representative and (3) grant the representative for three years the right of first refusal to match the terms of any sale of securities offered by any other selling agent.

     Prior to the offering, there has been no established trading market for the common stock. The initial public offering price for the shares of common stock offered hereby will be determined by negotiation among us and the representative of the underwriters. Among the factors to be considered in determining the initial public offering price were:

     o    the history of and the prospects for the industry in which we compete;
     o    our past and present operations;
     o    our historical results of operations;
     o    our prospects for future earnings;
     o the recent market prices of securities of generally comparable companies; and
     o the general condition of the securities markets at the time of the offering.

     Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including overallotment, stabilizing and short-covering transactions in such securities, and the imposition of a penalty bid in connection with the offering.

                                  LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Harney Westwood & Riegels, as to British Virgin Islands law. Certain legal matters in connection with the offering will be passed upon for us by the Law Office of Gary A. Agron, Englewood, Colorado, and for the underwriters by ________________ .

                                     EXPERTS

     Our financial statements as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been included herein and in the registration statement in reliance upon the report of KPMG Certified Public Accountants, appearing elsewhere herein, and upon the authority of this firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a Registration Statement under the Securities Act, covering the common stock. As permitted by the rules and regulations of the Commission, this prospectus does not contain all of the information set forth in the Registration Statement and the exhibits. For further information with respect to our company and the common stock, reference is made to the Registration Statement and the exhibits, which may be examined without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, copies of which may be obtained from the Commission upon payment of the prescribed fees.

     We will be subject to the foreign private issuer informational requirements of the Securities Exchange Act but intend to file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may be obtained at prescribed rates from the Commission at that address. The reports, proxy statements and other information can also be inspected at the Commission's regional offices at 7 World Trade Center, Suite 300, New York, New York 10048, at Northwestern Atrium Center, 500 West Madison, Chicago, Illinois 60621 and on the Commission's Web site at www.sec.gov.

     We will furnish to our stockholders annual reports which will include audited financial statements. We may also furnish to our stockholders quarterly financial statements and other reports that may be authorized by our Board of Directors.

                                 HI-Q WASON INC.

                              Financial Statements

                        December 31, 1998, 1997 and 1996
                   (With Independent Auditors' Report Thereon)

                          INDEX TO FINANCIAL STATEMENTS




December 31, 1998, 1997 and 1996 Financial Statements


Independent Auditors' Report............................................   F-2

Balance Sheets as of December 31, 1998 and 1997.........................   F-3

Statements of Operations for the years
 ended December 31 1998, 1997 and 1996..................................   F-4

Statements of Changes in Stockholders' Equity for the years ended
 December 31, 1998, 1997 and 1996.......................................   F-5

Statements of Cash Flows for the years ended
 December 31, 1998, 1997 and 1996.......................................   F-6

Notes to Financial Statements...........................................   F-7


March 31, 1999 and 1998 Quarterly Financial statements (Unaudited)


Balance Sheet as of March 31, 1999......................................  F-13
 Statements of Operations for the three-months
 ended March 31, 1999 and 1998..........................................  F-14

Statements of Cash Flows for the three-months
 ended March 31, 1999 and 1998..........................................  F-15

Notes to Quarterly Financial Statements.................................  F-16

                          Independent Auditors' Report


The Board of Directors
Hi-Q Wason, Inc.:


We have audited the accompanying balance sheets of Hi-Q Wason, Inc. as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the Republic of China, which are substantially equivalent to auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hi-Q Wason, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements as of and for the year ended December 31, 1998 have been translated into United States dollars soley for the convenience of the readers. We have audited the translation and, in our opinion, the financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in note 1 of the notes to the financial statements.


                                     /s/  KPMG Certified Public Accountants
                                     --------------------------------------
                                     KPMG Certified Public Accountants


January 23, 1999, except as to note
 1 which is as of April 26, 1999
 Taipei, Taiwan


                                                 HI-Q WASON, INC.

                                                  Balance Sheets

                                            December 31, 1998 and 1997


                     Assets                                                             1998                      1997
                                                                           -----------------------------
                                                                                US$               NT$              NT$
                                                                                ---               ---              ---
Current assets:
     Cash                                                                       28,303           938,791         1,189,299
     Notes and accounts receivable, net of allowance for doubtful
      accounts of NT$20,000 and NT$15,000, respectively                        176,329         5,848,850         3,640,386
     Inventories                                                                23,291           772,579           685,896
     Prepaid assets (including prepayments of NT$1,000,000 as
      of December 31, 1997 to a related party for water purification)            5,826           193,238         2,247,995
     Other current assets                                                          145             4,805            94,571
                                                                           -----------       -----------       -----------
              Total current assets                                             233,894         7,758,263         7,858,147
Property and equipment:
     Equipment                                                                 209,242         6,940,548         3,712,261
     Delivery trucks                                                           178,529         5,921,822         4,084,397
     Furniture and fixtures                                                     81,487         2,702,898         1,595,947
     Reusable water bottles                                                    305,784        10,142,862         5,220,046
     Water coolers held for rental                                              65,027         2,156,956           869,664
     Less: accumulated depreciation                                           (151,358)       (5,020,532)       (2,288,751)
                                                                           -----------       -----------       -----------
              Net property and equipment                                       688,711        22,844,554        13,193,564
Refundable deposits                                                              6,862           227,600           200,600
Deferred income tax assets                                                       6,979           231,500           144,750
                                                                           -----------       -----------       -----------
              Total assets                                                     936,446        31,061,917        21,397,061
                                                                           ===========       ===========       ===========

     Liabilities and Stockholders' Equity

Current liabilities:
     Short-term borrowings from related party                                   39,192         1,300,000              --
     Current installments of capital lease obligations                          66,634         2,210,257           925,768
     Accrued expenses and other current liabilities                             23,932           793,809           275,353
     Income tax payable                                                         58,694         1,946,873           449,276
                                                                           -----------       -----------       -----------
              Total current liabilities                                        188,452         6,250,939         1,650,397
Capital lease obligations, excluding current installments                       26,630           883,319           341,632
Accrued pension                                                                 27,917           926,000           579,000
                                                                           -----------       -----------       -----------
              Total liabilities                                                242,999         8,060,258         2,571,029
                                                                           -----------       -----------       -----------
Stockholders' equity:
     Common stock, NT$10 par value, authorized, issued
      and outstanding shares of 2,000,000                                      602,954        20,000,000        20,000,000
     Retained earnings (accumulated deficit)                                    90,493         3,001,659        (1,173,968)
                                                                           -----------       -----------       -----------
              Total stockholders' equity                                       693,447        23,001,659        18,826,032
                                                                           -----------       -----------       -----------
Commitments
              Total liabilities and stockholders' equity                       936,446        31,061,917        21,397,061
                                                                           ===========       ===========       ===========

See accompanying notes to financial statements


                                                           F-3


                                                                HI-Q WASON, INC.

                                                            Statements of Operations

                                                 Years ended December 31, 1998, 1997 and 1996

                                                                        1998
                                                                --------------------             1997               1996
                                                                US$              NT$              NT$                NT$
                                                                ---              ---              ---                ---

Revenues:
     Bottled water sales                                      842,511        27,946,072        17,335,408         7,897,594
     Water cooler sales and rentals                            70,460         2,337,167         2,449,324         1,289,994
                                                          -----------       -----------       -----------       -----------
              Total revenues                                  912,971        30,283,239        19,784,732         9,187,588

Costs and expenses:
     Cost of bottled water sales (including
      water purification fees of
      NT$3,133,600, NT$2,176,100
      and NT$1,283,890, respectively,
      from a related party)                                   293,633         9,739,823         6,968,926         3,841,646
     Cost of water cooler sales and rentals                    46,237         1,533,665         1,361,076           609,623
     Selling, general and administrative expenses             395,424        13,116,209        10,088,498         5,581,969
                                                          -----------       -----------       -----------       -----------

              Operating income (loss)                         177,677         5,893,542         1,366,232          (845,650)

Interest expense                                               (6,854)         (227,342)         (127,400)             --
Interest income                                                   215             7,120             7,292            10,815
Other income (loss), net                                       (2,618)          (86,846)            4,803              --
                                                          -----------       -----------       -----------       -----------

              Income (loss) before income taxes               168,420         5,586,474         1,250,927          (834,835)

Income tax expense                                            (42,534)       (1,410,847)         (305,250)             --
                                                          -----------       -----------       -----------       -----------

              Net income (loss)                               125,886         4,175,627           945,677          (834,835)
                                                          ===========       ===========       ===========       ===========

Basic earnings (loss) per common share                           0.27              8.86              2.01             (1.77)
                                                          ===========       ===========       ===========       ===========

Weighted average common shares outstanding                    471,429           471,429           471,429           471,429
                                                          ===========       ===========       ===========       ===========





See accompanying notes to financial statements

                                                            F-4


                                                        HI-Q WASON, INC.

                                         Statements of Changes in Stockholders' Equity

                                          Years ended December 31, 1998, 1997 and 1996




                                            Common stock                          Reained earnings
                                            ------------                           (accumulated
                                                                Par value             deficit)                Total
                                            Shares                 NT$                  NT$                    NT$
                                            ------                 ---                  ---                    ---

Balance at January 1, 1996                    500,000            5,000,000           (1,284,810)            3,715,190
Net loss                                         --                   --               (834,835)             (834,835)
                                          -----------          -----------          -----------           -----------
Balance at December 1, 1996                   500,000            5,000,000           (2,119,645)            2,880,355
Issuance of common shares                   1,500,000           15,000,000                 --              15,000,000
Net income                                       --                   --                945,677               945,677
                                          -----------          -----------          -----------           -----------
Balance at December 31, 1997                2,000,000           20,000,000           (1,173,968)           18,826,032
Net income                                       --                   --              4,175,627             4,175,627
                                          -----------          -----------          -----------           -----------
Balance at December 31, 1998                2,000,000           20,000,000            3,001,659            23,001,659
                                          ===========          ===========          ===========           ===========









See accompanying notes to financial statements

                                                               F-5


                                                              HI-Q WASON, INC.

                                                        Statements of Cash Flows

                                               Years ended December 31, 1998, 1997 and 1996


                                                                                     1998
                                                                              ------------------             1997           1996
                                                                              US$            NT$              NT$            NT$
                                                                              ---            ---              ---            ---
Cash flows from operating activities:
     Net income (loss)                                                      125,886       4,175,627         945,677        (834,835)
     Adjustments to reconcile net income to net cash
      provided by (used in) operating activities:
         Bad debt expense                                                       192           6,366          15,000            --
         Depreciation                                                        87,526       2,903,220       1,593,005         670,221
         Deferred income tax benefit                                         (2,615)        (86,750)       (144,750)           --
         Loss (gain) on disposal of property and equipment                    2,618          86,846         (12,121)           --
     Changes in operating assets and liabilities:
         Notes and accounts receivable                                      (66,772)     (2,214,830)     (1,686,696)     (1,829,764)
         Inventories                                                         (2,613)        (86,683)       (100,962)        220,591
         Prepaid assets                                                      61,946       2,054,757      (2,220,660)           --
         Other current assets                                                 2,706          89,766          81,054         126,313
         Accounts payable                                                      --              --              --        (1,610,045)
         Accounts payable to related party                                     --              --           (30,939)         30,939
         Income tax payable                                                  45,149       1,497,597         449,276            --
         Accrued expenses and other current liabilities                      15,630         518,456         106,081         145,939
         Accrued pension                                                     10,461         347,000         311,000         268,000
                                                                        -----------     -----------     -----------     -----------
              Cash provided by (used in) operating activities               280,114       9,291,372        (695,035)     (2,812,641)
                                                                        -----------     -----------     -----------     -----------
Cash flows from investing activities:
     Additions to property and equipment                                   (384,257)    (12,745,818)     (9,434,679)     (3,558,659)
     Proceeds from sale of property and equipment                             3,158         104,762            --              --
     Increase in refundable deposits                                           (814)        (27,000)        (17,000)         (3,200)
                                                                        -----------     -----------     -----------     -----------
              Cash used in investing activities                            (381,913)    (12,668,056)     (9,451,679)     (3,561,859)
                                                                        -----------     -----------     -----------     -----------
Cash flows from financing activities:
     Net decrease (increase) in short-term borrowings from
      related party                                                          39,192       1,300,000      (5,472,089)      5,472,089
     Payments of capital lease obligations                                  (50,462)     (1,673,823)     (1,032,600)           --
     Proceeds from sale-leaseback transactions                              105,517       3,499,999       2,300,000            --
     Issuance of common shares                                                 --              --        15,000,000            --
                                                                        -----------     -----------     -----------     -----------
              Cash provided by financing activities                          94,247       3,126,176      10,795,311       5,472,089
                                                                        -----------     -----------     -----------     -----------
Net increase (decrease) in cash                                              (7,552)       (250,508)        648,597        (902,411)
Cash at beginning of year                                                    35,855       1,189,299         540,702       1,443,113
                                                                        -----------     -----------     -----------     -----------
Cash at end of year                                                          28,303         938,791       1,189,299         540,702
                                                                        ===========     ===========     ===========     ===========
Supplemental disclosure of cash flow information:
     Cash paid during the year for interest                                   6,854         227,342         127,400            --
                                                                        ===========     ===========     ===========     ===========

See accompanying notes to financial statements

                                                        F-6

                                HI-Q WASON, INC.

                          Notes to Financial Statements




(1)  Organization, Principal Activities and Basis of Presentation

     Hi-Q Wason, Inc. (the "Company") was incorporated on July 4, 1995 under the Company Law of the Republic of China (Taiwan). The Company commenced its operations on November 20, 1995. The Company is primarily engaged in the manufacture and sale of bottled water and sale and rental of water coolers in Taiwan.

     In April 1999, the stockholders of the Company established a holding company in the British Virgin Islands to acquire 100% of the outstanding shares of the Company. The newly formed company, Hi-Q Wason, Inc. ("BVI") issued 471,429 shares of common stock to the stockholders of the Company in exchange for their common share ownership in the Company on April 26, 1999. The BVI intends to issue an additional 1,100,000 shares of common stock in an initial public offering in the United States.

     The accompanying financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Company in accordance with accounting principles generally accepted in the United States. Earnings per share information has been prepared using the outstanding common shares of BVI.

     The financial statements are stated in New Taiwan dollars. Translations of New Taiwan dollar amounts into United States dollars in the 1998 financial statements are included solely for the convenience of the readers, using the noon buying rate of the Federal Reserve Bank of New York on March 31, 1999 of NT$33.17 to US$1. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into United States dollars at this or any other rate of exchange.

(2)  Summary of Significant Accounting Policies

     Revenue recognition

     The Company recognizes revenue from the sale of water coolers and bottled water upon shipment. Income earned from the rental of water coolers is recognized over the rental service period.

     Inventories

     Inventories primarily consist of water coolers. Inventories are valued at the lower of cost or net realizable value. Cost determined is by the first-in, first-out (FIFO) method.

     Property and equipment

     Property and equipment is stated at cost. The Company provides for depreciation of plant and equipment utilizing the straight-line method over the estimated useful lives of the assets. Equipment is depreciated over 5 to 10 years, furniture and fixtures over 5 to 8 years and reusable water bottles and delivery trucks over 5 years.

                                HI-Q WASON, INC.

                          Notes to Financial Statements



     Water coolers held for rental are depreciated on a straight-line basis over their estimated useful life of 5 years. Accumulated depreciation related to these assets amounted to NT$240,793 (US$7,260) and NT$77,970 as of December 31, 1998 and 1997, respectively.

     Assets recorded under capital leases are recorded at the lower of the present value of the lease payments (including bargain purchase price) or the fair value of the assets at the inception date of the lease. Amortization of such assets is provided over the life of the lease for leases that do not contain a bargain purchase option. For leases that contain a bargain purchase option, amortization is provided over the estimated useful lives of the assets.

     Accrued pension
     ---------------

     Pursuant to the ROC Labor Standards Law (the "Law") the Company has established a defined benefit retirement plan for all full-time employees. This plan provides for lump-sum retirement benefits to retiring employees based on length of service, age and certain other factors. In addition, the Law requires that the Company fund the plan annually at a rate of 2% to 15% of total employee salaries. The plan is funded through deposits with the Central Trust of China, a governmental institution that administrates pension investments for all entities in Taiwan. As of December 31, 1998, the Company had not yet contributed funds to the Central Trust of China.

     In accordance with Statement of Financial Accounting Standards No. 87 "Employers' Accounting for Pensions," the Company records a pension accrual in the financial statements based on the projected benefit obligation, less the fair value of plan assets, plus or minus any unrecognized gains or losses.

     Advertising expense
     -------------------

     Advertising costs are expensed as incurred. Advertising costs, including product promotion costs, amounted to NT$1,520,384 (US$45,836), NT$432,223 and NT$215,435 for the years ended December 31, 1998, 1997 and 1996, respectively.

     Income taxes
     ------------

     Income taxes are accounted for under the asset and liability. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax asset and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.

                                HI-Q WASON, INC.

                         Notes to Financial Statements



     Accounting estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(3)  Related Party Transactions

     The Company borrows funds for operations from Tuan-Yuan Hu, the chief executive officer and a stockholder of the Company, on an interest free basis. The average outstanding borrowings from Tuan-Yuan Hu were approximately NT$1,500,000 (US$45,222), NT$2,700,000 and NT$4,200,000 for
     the years ended December 31, 1998, 1997 and 1996, respectively. The outstanding balance relating to these borrowings was NT$1,300,000 (US$39,192) and NT$0 as of December 31, 1998 and 1997, respectively. The borrowings are due on demand from Tuan-Yuan Hu.

     In 1997, the Company entered into a contract with Han Tao Wason Pure Water Proprietor, a company wholly owned by Tuan-Yuan Hu, for water purification. The contract expired on December 31, 1998. The contract stipulated that Han Tao Pure Water Proprietor would perform water purification services for the Company at cost over the contract period. The processing fee amounted to NT$3,133,600 (US$94,471), NT$ 2,176,100 and NT$1,283,890 for the years ended December 31, 1998, 1997 and 1996, respectively. As of December 31, 1997, the related prepaid fees amounted to $1,000,000. The Company expects to renew this contract in 1999.

(4)  Allowance for Doubtful Accounts

     The movements in the allowance for doubtful accounts from January 1, 1996 to December 31, 1998 is shown below:

                                                               1998
                                                         ------------------         1997        1996
                                                         US$            NT$          NT$         NT$
                                                         ---            ---          ---         ---

      Balance at beginning of year                      452           15,000          -              -
      Bad debt expense                                  192            6,366        15,000           -
      Less: accounts receivable written off             (41)          (1,366)         -              -
                                                        ---         --------       -------      ------
      Balance at end of year                            603           20,000        15,000           -
                                                        ===           ======        ======      ======

                                HI-Q WASON, INC.

                         Notes to Financial Statements


(5)  Capital Leases

     As of December 31, 1998 and 1997, assets recorded under capital leases were as follows:

                                                 1998
                                            ----------------           1997
                                            US$          NT$            NT$
                                            ---          ---            ---

      Equipment                          174,856      5,799,999     2,300,000
      Less: accumulated depreciation     (11,579)      (384,091)     (121,970)
                                        --------      ---------     ---------
                                         163,277      5,415,908     2,178,030
                                        ========      =========     =========

     The equipment recorded under capital leases resulted from sale-leaseback transactions. Cash received from the sale-leaseback transactions equaled the new book value of the assets on the dates of the leaseback transactions.

     Future minimum payments for capitalized leases were as follows as of December 31, 1998:

                                                            US$          NT$
                                                            ---          ---

     1999                                                 75,897     2,517,500
     2000                                                 29,921       992,500
                                                        --------    ----------
     Total minimum lease payments                        105,818     3,510,000
     Less: amount representing interest                  (12,554)     (416,424)
                                                        --------    ----------
     Present value of net minimum lease payment           93,264     3,093,576
     Less: current installments                          (66,634)   (2,210,257)
                                                        --------     ---------
     Long-term obligation                                 26,630       883,319
                                                        ========    ==========

(6)  Income Taxes

     The Company is subject to income tax at a rate of 25%. Additionally, the Company is subject to a retained earnings tax of 10% related to earnings generated after December 31, 1997 if the earnings are not distributed to the stockholders in the following year. The dividend distribution may be in the form of stock or cash. The Company plans to avoid the payment of the 10% tax related to 1998 earnings by distributing a stock dividend and/or employing other tax planning strategies.

     The components of income tax expense (benefit) for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                                           1998
                                                     ----------------        1997      1996
                                                     US$          NT$         NT$       NT$
                                                     ---          ---         ---       ---

      Current income tax expense                   45,149      1,497,597    450,000      -
      Deferred income tax benefit                  (2,615)       (86,750)  (144,750)     -
                                                  -------      ---------    -------    ----
      Total income tax expense (benefit)           42,534      1,410,847    305,250      -
                                                  =======      =========    =======    ====

                                               F-10

                                HI-Q WASON, INC.

                         Notes to Financial Statements

     The following is a reconciliation of income taxes calculated at the statutory rate of 25% to the actual income tax expense for the years ended December 31, 1998, 1997 and 1996:

                                                                              1998
                                                                         --------------          1997       1996
                                                                         US$        NT$           NT$        NT$
                                                                         ---        ---           ---        ---
     Income tax expense (benefit) at 25% statutory rate                42,105     1,396,619     312,732   (208,709)
     Expenses disallowed for tax purposes                                 429        14,228      59,518       -
     Non-deductible operating loss                                       -           -             -       141,709
     Valuation allowance                                                 -           -             -        67,000
     Reversal of valuation allowance                                     -           -          (67,000)      -
                                                                      -------    ----------    --------   --------
     Actual income tax expense                                         42,534     1,410,847     305,250       -
                                                                      =======    ==========    ========   ========

     A valuation allowance of NT$67,000 was recorded as of December 31, 1996 to offset the related deferred income tax asset balance. The valuation allowance was reversed in 1997.

     The deferred income tax asset balance of NT$231,500 (US$6,979) and NT$144,750 as of December 31, 1998 and 1997 relates to temporary differences between the financial statement carrying amount of the accrued pension balance and the tax basis of this balance. Management believes that the Company will more likely than not recover the deferred income tax asset balance through future earnings.

(7)  Pension Plan

     The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 132, "Employers' Disclosures about Pensions and Others Postretirement Benefits." The provisions of SFAS No. 132 revise employers' disclosures about pension plans. The statement does not change the measurement or recognition of these plans. The following provides a reconciliation of the projected benefit obligation and the unfunded status of the Company's pension plan.

                                                                       1998
                                                                  --------------       1997
                                                                  US$        NT$        NT$
                                                                  ---        ---        ---
     Projected benefit obligation at beginning of year          15,375     510,000    268,000
     Service cost                                                9,436     313,000    294,000
     Interest cost                                               1,056      35,000     17,000
     (Gain) loss on projected benefit obligation                 1,176      39,000    (69,000)
                                                               -------     -------    -------
     Projected benefit obligation at end of year                27,043     897,000    510,000
     Fair value of plan assets                                    -           -          -
     Unfunded status of plan                                    27,043     897,000    510,000
     Unrecognized actuarial gain                                   874      29,000     69,000
                                                               -------     -------    -------
      Accrued pension at end of year                            27,917     926,000    579,000
                                                               =======     =======    =======

                                              F-11

                                HI-Q WASON, INC.

                         Notes to Financial Statements


     The discount rate and rate of compensation increase used in the above calculation was 6.5% and 5.0%, respectively, at both December 31, 1998 and 1997.

     The components of net pension cost for the years ended December 31, 1998, 1997 and 1996 are summarized as follows:

                                               1998
                                          --------------       1997       1996
                                          US$        NT$        NT$        NT$
                                          ---        ---        ---        ---

     Service cost                        9,436    313,000     294,000    260,000
     Interest cost                       1,055     35,000      17,000      8,000
     Amortization of actuarial gain        (30)    (1,000)       -          -
                                        ------    -------     -------    -------
     Net pension cost                   10,461    347,000     311,000    268,000
                                        ======    =======     =======    =======

(8)  Commitments

     The Company has entered into operating leases for office and manufacturing space. Minimum lease payments in future years under these noncanceable operating leases are as follows:

                                                          US$          NT$
                                                          ---          ---

     1999                                               22,309       740,000
     2000                                               23,515       780,000
     2001                                               24,118       800,000
     2002                                               25,324       840,000
     2003                                               16,883       560,000
                                                       -------     ---------
                                                       112,149     3,720,000
                                                       =======     =========

     The Company recorded rental expense aggregating NT$798,000 (US$24,058), NT$396,000 and NT$756,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

(9)  Fair Value of Financial instruments

     The carrying amount of short-term borrowings to related party at December 31, 1998 and 1997 approximates fair value due to the short-term nature of the borrowings.

(10) Segment Information

     The Company classifies its operations into one operating segment, consumer water products. For the years ended December 31, 1998, 1997 and 1996, all sales were made to customers located in Taiwan. Additionally, all assets of the Company were located in Taiwan as of December 31, 1998 and 1997.

                                HI-Q WASON, INC.

                       Condensed Balance Sheet (Unaudited)

                                 March 31, 1999


                     Assets                               US$            NT$
                                                          ---            ---
Current assets:
     Cash                                                27,798        922,066
     Notes and accounts receivable
      net of allowance for doubtful
      accounts of NT$20,000                             184,462      6,118,582
     Inventories                                         21,494        712,964
     Prepaid assets                                       6,599        218,896
     Other current assets                                81,884      2,716,099
                                                    -----------    -----------
              Total current assets                      322,237     10,688,607
Property and equipment:
     Equipment                                          204,808      6,793,487
     Delivery trucks                                    178,529      5,921,822
     Furniture and fixtures                              81,487      2,702,898
     Reusable water bottles                             323,209     10,720,842
     Water coolers held for rental                       65,027      2,156,956
     Less: accumulated depreciation                    (173,752)    (5,763,358)
                                                    -----------    -----------
              Net property and equipment                679,308     22,532,647
Refundable deposits                                       6,966        231,047
Deferred income tax assets                                7,710        255,750
                                                    -----------    -----------
              Total assets                            1,016,221     33,708,051
                                                    ===========    ===========

     Liabilities and Stockholders' Equity

Current liabilities:
     Current installments of capital
      lease obligations                                  47,578      1,578,164
     Accounts payable                                    57,277      1,899,875
     Accrued expenses and other current
      liabilities                                        22,552        748,036
     Income tax payable                                  67,597      2,242,186
                                                    -----------    -----------
              Total current liabilities                 195,004      6,468,261
Capital lease obligations, excluding
 current installments                                    71,810      2,381,944
Accrued pension                                          30,841      1,023,000
                                                    -----------    -----------
              Total liabilities                         297,655      9,873,205
                                                    -----------    -----------
Stockholders' equity:
     Common stock, NT$10 par value,
      authorized, issued and
      outstanding shares of 2,000,000                   602,954     20,000,000
     Retained earnings                                  115,612      3,834,846
                                                    -----------    -----------
              Total stockholders' equity                718,566     23,834,846
                                                    -----------    -----------
Commitments
              Total liabilities and
               stockholders' equity                   1,016,221     33,708,051
                                                    ===========    ===========


See accompanying notes to condensed financial statements


                                                       HI-Q WASON, INC.

                                       Condensed Statements of Operations (Unaudited)

                                         Three-months ended March 31, 1999 and 1998



                                                                         1999
                                                               -----------------------                 1998
                                                               US$                 NT$                  NT$
                                                               ---                 ---                  ---

Revenues:
     Bottled water sales                                      212,950            7,063,566            4,698,188
     Water cooler sales and rentals                            18,470              612,631              355,443
                                                           ----------           ----------           ----------
              Total revenues                                  231,420            7,676,197            5,053,631

Costs and expenses:
     Cost of bottled water sales
      (including water purification fees of
      NT$700,000 and NT$515,100,
      respectively, from a related party)                      78,257            2,595,780            1,989,288
     Cost of water cooler sales and rentals                    10,770              357,259              197,492
     Selling, general and administrative expenses             106,055            3,517,829            2,448,342
                                                           ----------           ----------           ----------

              Operating income                                 36,338            1,205,329              418,509

Interest expense                                               (3,287)            (109,032)             (28,811)
Interest income                                                    54                1,800                1,800
Other loss, net                                                  (417)             (13,847)                --
                                                           ----------           ----------           ----------

              Income before income taxes                       32,688            1,084,250              391,498

Income tax expense                                             (8,172)            (271,063)             (97,874)
                                                           ----------           ----------           ----------

              Net income                                       24,516              813,187              293,624
                                                           ==========           ==========           ==========

Basic earnings per common share                                  0.05                 1.72                 0.62
                                                           ==========           ==========           ==========

Weighted average common shares outstanding                    471,429              471,429              471,429
                                                           ==========           ==========           ==========





See accompanying notes to condensed financial statements


                                                        F-14


                                                          HI-Q WASON, INC.

                                          Condensed Statements of Cash Flows (Unaudited)

                                            Three-months ended March 31, 1999 and 1998



                                                                                     1999
                                                                              ---------------------               1998
                                                                              US$               NT$                NT$
                                                                              ---               ---                ---

Cash flows from operating activities:
     Net income                                                             24,516            813,187            293,624
     Adjustments to reconcile net income to cash
      flows provided by operating activities:
         Depreciation                                                       31,503          1,044,940            499,814
         Deferred income tax benefit                                          (731)           (24,250)           (21,750)
         Gain on disposal of equipment                                         417             13,847               --
     Changes in operating assets and liabilities:
         Notes and accounts receivable                                      (7,529)          (249,732)          (685,222)
         Inventories                                                         1,798             59,615            183,948
         Prepaid assets                                                       (774)           (25,658)           501,694
         Other current assets                                              (81,739)        (2,711,294)             9,401
         Accounts payable                                                   57,277          1,899,875               --
         Income tax payable                                                  8,903            295,313            119,624
         Accrued expenses and other current liabilities                     (1,380)           (45,773)           646,156
         Accrued pension                                                     2,924             97,000             87,000
                                                                        ----------         ----------         ----------
              Cash provided by operating activities                         35,185          1,167,070          1,634,289
                                                                        ----------         ----------         ----------
Cash flows from investing activities:
     Additions to property and equipment                                   (22,972)          (761,980)          (703,608)
     Proceeds from sale of property and equipment                              455             15,100               --
     Increase in refundable deposits                                          (104)            (3,447)              --
                                                                        ----------         ----------         ----------
              Cash used in investing activities                            (22,621)          (750,327)          (703,608)
                                                                        ----------         ----------         ----------
Cash flows from financing activities:
     Net decrease in short-term borrowings from related party              (39,192)        (1,300,000)              --
     Payments of capital lease obligations                                 (33,235)        (1,102,407)          (158,689)
     Proceeds from sale-leaseback transactions                              59,359          1,968,939               --
                                                                        ----------         ----------         ----------
              Cash used in financing activities                            (13,068)          (433,468)          (158,689)
                                                                        ----------         ----------         ----------
Net increase in cash                                                          (504)           (16,725)           771,992
Cash at beginning of period                                                 28,302            938,791          1,189,299
                                                                        ----------         ----------         ----------
Cash at end of period                                                       27,798            922,066          1,961,291
                                                                        ==========         ==========         ==========
Supplemental disclosure of cash flow information:
        Cash paid during the period for interest                             3,287            109,032             28,811
                                                                        ==========         ==========         ==========




See accompanying notes to condensed financial statements

                                                        F-15

                                HI-Q WASON, INC.

               Notes to Quarterly Financial Statements (Unaudited)




(1)  Organization and Basis of Presentation

     The accompanying unaudited condensed financial statements have been prepared in accordance with the United States Securities and Exchange Commission Regulation S-X for interim financial statements and do not include all the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited condensed financial statements include all adjustments, consisting primarily of recurring accruals, considered necessary for a fair presentation of the financial position and the results of operations.

     In April 1999, the stockholders of Hi-Q Wason, Inc. ("the Company") established a holding company in the British Virgin Islands to acquire 100% of the outstanding shares of the Company. The newly formed company, Hi-Q Wason, Inc. ("BVI") issued 471,429 shares of common stock to the stockholders of the Company in exchange for their common share ownership in the Company on April 26, 1999. The BVI intends to issue an additional 1,100,000 shares of common stock in an initial public offering in the United States.

     The financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Company in accordance with accounting principles generally accepted in the United States. Earnings per share information has been prepared using the outstanding common shares of BVI.

     The financial statements are stated in New Taiwan dollars. Translations of New Taiwan dollar amounts into United States dollars in the 1999 financial statements are included solely for the convenience of the readers, using the noon buying rate of the Federal Reserve Bank of New York on March 31, 1999 of NT$33.17 to US$1. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into United States dollars at this or any other rate of exchange.

(2)  Inventories

     Inventories primarily consist of water coolers. Inventories are valued at the lower of cost or net realizable value. Cost determined is by the first-in, first-out (FIFO) method.

(3)  Other Current Assets

     Cost directly related to the pending initial public offering of NT$2,637,692 (US$79,520) were included in other current assets as of March 31, 1999. These cost will be offset against the proceeds from the offering as a reduction in additional paid-in capital. In the event that the pending initial public offering is not finalized, these costs will be expensed in the period it becomes probable that the offering will not occur.

     No dealer,  salesman or other person has been
authorized to give any  information or to make any
representations   other  than  contained  in  this
prospectus   in   connection   with  the  offering
described  herein,  and if  given  or  made,  such
information or representations  must not be relied
upon  as  having  been   authorized  by  us.  This
prospectus  does not  constitute an offer to sell,         1,100,000 Shares
or  the  solicitation  of an  offer  to  buy,  the
securities  offered  hereby  to any  person in any
state or other jurisdiction in which such offer or
solicitation is unlawful.  Neither the delivery of
this  prospectus  nor any  sale  hereunder  shall,
under any  circumstances,  create any  implication
that there has been no change in our affairs since
the date hereof.
                                                            Hi-Q Wason, Inc.
                 ---------------

                 TABLE OF CONTENTS                          Common Stock

                                             Page

Enforceability of Civil Liabilities
and Certain Foreign Issuer
Considerations ................................3
Currency Translations..........................4
Prospectus Summary.............................5
Summary Financial Information..................8
Risk Factors..................................10
Use of Proceeds...............................14
Dividend Policy...............................14
Exchange Rates................................14
Dilution......................................15
Capitalization................................16
Selected Financial Data.......................17
Management's Discussion and                             --------------------
  Analysis of Financial Condition
  and Results of Operations...................19
Our Business..................................25            PROSPECTUS
Our Management................................31
Principal Stockholders........................34
Certain Transactions..........................34        ---------------------
Description of Securities.....................35
Taxation......................................38
Underwriting..................................40
Legal Matters.................................41
Experts.......................................41
Additional Information........................41
Financial Statements.........................F-1


     Until  __________,  1999 (25 days  after  the
date of this  prospectus),  all dealers  effecting
transactions in the registered securities, whether
or not participating in this distribution,  may be
required  to  deliver  a  prospectus.  This  is in         _________, 1999
addition to the obligation of dealers to deliver a
prospectus  when acting as  underwriters  and with
respect   to   their    unsold    allotments    or
subscriptions.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (1)

         SEC Registration Statement................................ $   2,885
         NASD Filing Fee........................................... $   1,478
         NASDAQ Application Fee.....................................$  10,000
         Blue Sky Filing Fees.......................................$  10,000
         Blue Sky Legal Fees........................................$  15,000
         Printing Expenses..........................................$  30,000
         Legal Fees and Expenses....................................$  85,000
         Accounting Fees............................................$  70,000
         Transfer Agent Fees....................................... $   5,000
         Miscellaneous Expenses.....................................$  20,637
                                                                    ---------
         Total......................................................$ 250,000

(1) All expenses, except the SEC registration fee and NASD filing fee, are estimated.


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As in most United States jurisdictions, the board of directors of a British Islands company is charged with the management and affairs of the company, and subject to any limitations to the contrary in the Memorandum of Association of the Company, the Board of Directors is entrusted with the power to manage the business and affairs of the Company (hereinafter the "Company" or the "Registrant"). In most United States jurisdictions, directors owe a fiduciary duty to the company and its stockholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the company and refrain from conduct that injures the company or its stockholders or that deprives the company or its stockholders of any profit or advantage. Many United States jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under British Virgin Islands law, liability of a director to the company is basically limited to cases of wilful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interests of the company. However, under its Memorandum of Association, the Company is authorized to indemnify any person who is made or threatened to be made a party to a legal or administrative proceeding by virtue of being a director, officer or liquidator of the Company, provided such person acted honestly and in good faith and with a view to the best interests of the Company and, in the case of a criminal proceeding, such person had no reasonable cause to believe that his conduct was unlawful. The Company's Memorandum of Association also permits the Company to indemnify any director, officer or liquidator of the Company who was successful in any proceeding against expenses and judgments, fines and amounts paid in settlement and reasonably incurred in connection with the proceeding, where such person met the standard of conduct described in the preceding sentence.

     The Company has provisions in its Memorandum of Association that insure or indemnify, to the full extent allowed by the laws of the Territory of the British Virgin Islands, directors, officers, employees, agents or persons serving in similar capacities in other enterprises at the request of the Company.

     The Company may obtain a directors' and officers' insurance policy.

ITEM 15.          RECENT SALES OF UNREGISTERED SECURITIES

     During the last three years, the Registrant sold the following securities which were not registered under the Securities Act, as amended.

     In April 1999 the Registrant issued all 471,429 shares of its unregistered outstanding common stock to the following persons in exchange for all of the outstanding common stock of Hi-Q Wason, a Taiwanese corporation.

           Name                                              Number of Shares
           ----                                              ----------------

           Tuan-Yuan Hu                                            157,143
           Lai Ling Tse                                            137,498
           Sun Hin Enterprises, Inc.                               137,498
           James Clark                                              39,290


     With respect to the sales made, the Registrant relied on the securities laws of Taiwan, where these transactions occurred, and on Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). No advertising or general solicitation was employed in offering the securities. The securities were offered to a limited number of persons all of whom were business associates of the Registrant or its executive officers and directors, and the transfer thereof was appropriately restricted by the Registrant. All persons were capable of analyzing the merits and risks of their investment and acknowledged that they were acquiring the securities for investment and not with a view toward distribution or resale and that they understood the speculative nature of their investment.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit No.          Title
-----------          -----

   1.01         Form of Underwriting Agreement (to be filed by Amendment)
   1.02         Form of Representative's Warrant (to be filed by Amendment)
   3.01         Memorandum of Association of the Registrant
   3.02         Articles of Association of the Registrant
   5.02 Opinion of Harney Westwood & Riegels, as British Virgin Island counsel to the Registrant (to be filed by Amendment)
  10.01         Taipei Facilities Lease
  10.02         Hsinchu Facilities Lease
  10.03         Han Tao Contract For Water Production
  23.01         Consent of Harney Westwood & Riegels (Included in 5.01, above.)
  23.02         Consent of KPMG Certified Public Accountants


ITEM 17. UNDERTAKINGS.

     The Registrant hereby undertakes:

          (a) That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (b) That subject to the terms and conditions of Section 13(a) of the Securities Exchange Act of 1934, it will file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

          (c) That any post-effective amendment filed will comply with the applicable forms, rules and regulations of the Commission in effect at the time such post-effective amendment is filed.

          (d) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (e) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (f) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (g) To provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

          (h) To provide to the Underwriter, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

          (i) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public poliicy as expressed in the Act and will be governed by the final adjudication of such issue.

          (j) The undersigned registrant hereby undertakes that it will:

               (i) For purposes of determining any liability under the Securities Act of 1933, as amended, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective;

               (ii) For the  purpose  of  determining  any  liability  under the
          Securities Act of 1933, as amended, treat each post-effective amendment that contains a form of prospectus as a new registration statement relating to the securities offered therein, and that offering of such securities at that time as the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, as amended, the Registrant hereby certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Republic of China, on May 14, 1999.

                                HI-Q WASON, INC.


                                By:  /s/  Tuan-Yuan Hu
                                     -------------------------------------------
                                     Tuan-Yuan Hu, Chief Executive Officer


     Pursuant to the requirements of the Securities Act, as amended, this registration statement has been signed below by the following persons on the dates indicated.


         Signature                   Title                           Date
         ---------                   -----                           ----


/s/  Tuan-Yuan Hu               Chairman of the Board of          May 14, 1999
--------------------------      Directors, Chief Executive
Tuan-Yuan Hu                    Officer, Chief Financial
                                Officer (Principal
                                Accounting Officer)


/s/  Yu Feng Cheng              Vice President--Marketing         May 14, 1999
--------------------------      and Director
Yu Feng Cheng


/s/  Terry Tsao                 Vice President--Operations        May 14, 1999
--------------------------
Terry Tsao


/s/  Ben-Yu Chow                Director                          May 14, 1999
--------------------------
Ben-Yu Chow


/s/  Ben-Yuan Chou              Director                          May 14, 1999
--------------------------
Ben-Yuan Chou


/s/  F.C. Toyo Tsai             Director                          May 14, 1999
--------------------------
F.C. Toyo Tsai


/s/  Andrew Chu                 Director                          May 14, 1999
--------------------------
Andrew Chu


/s/  Gary A. Agron              Authorized Representative         May 14, 1999
--------------------------      in the United States
Gary A. Agron

                                  EXHIBIT INDEX



Exhibit No.          Title
-----------          -----

   1.01         Form of Underwriting Agreement (to be filed by Amendment)
   1.02         Form of Representative's Warrant (to be filed by Amendment)
   3.01         Memorandum of Association of the Registrant
   3.02         Articles of Association of the Registrant
   5.02 Opinion of Harney Westwood & Riegels, as British Virgin Islands counsel to the Registrant (to be filed by Amendment)
  10.01         Taipei Facilities Lease
  10.02         Hsinchu Facilities Lease
  10.03         Han Tao Contract For Water Production
  23.01         Consent of Harney Westwood & Riegels (Included in 5.01, above.)
  23.02         Consent of KPMG Certified Public Accountants